2001

ANNUAL REPORT

02047179

PE 12-31-01

VODAVI

www.vodavi.com

LETTER TO INVESTORS

DEAR FELLOW SHAREHOLDER:

The past year has been one of the most challenging years for our company, our customers, and the telecommunications industry. To survive in turbulent times, you have to take a look at where you are, where you want to be, and how you are going to get there. Keenly aware of what was looming, we did just that. Early last year, we quickly developed a plan that addressed which businesses were a priority to Vodavi and, more specifically, which ones we could remain competitive in the marketplace. On the other end of the spectrum, we also took a hard look at which business efforts we needed to eliminate. With a solid plan in hand, we set in motion a year of restructuring and rebuilding for Vodavi.

Our primary goals for restructuring in 2001 included an intense focus on reducing the level of debt, returning to profitability, generating additional cash flows and maintaining market share.

In the first quarter of 2001, we forged ahead with an aggressive restructuring plan that included a workforce reduction, the discontinuance of the Interactive Voice Response (IVR) business unit, a renewed focus on our core competency, and stabilizing inventory levels within our own warehouse and our distribution channels.

Despite the continuing weakness in the U.S. economy, and, in particular, the telecommunications equipment industry, we were able to end the year with three consecutive quarters of profitability, strong cash flows, and a healthy balance sheet. Perhaps the most important achievement, although not clearly identifiable in our financial results, is a 50% reduction in the inventory levels of our products at our major supply house customers. The encouraging news here is that our dealers sold more of our products in 2001 than our reported revenues would indicate. In fact, almost half of the decrease in our reported revenue, from $47.7 million in 2000 to $34.2 million in 2001, came from this inventory correction. The other half was a direct result of our decision to discontinue aging product lines and the adverse impact of a struggling U.S. economy.


XTS
Hub
XTS
node
XTS
node
XTS
node
XTS
node

With the addition of Networking capability, up to 13 systems/locations can be connected in order to provide powerful services such as centralized voicemail, 4-digit dialing and paging between systems.

Today, we are still faced with a difficult economic environment but we are in a better position to manage through it. We are now structured around our core competencies with operating costs that are substantially lower than the year before. And, with our improved liquidity from paying down our bank debt by $3.7 million, or 60% from the beginning of the year, we have more flexibility than ever before to capitalize on opportunities as they arise.


General Status
CIQ
Wait
Ave Wait
4
5
00:32
Answered
213
Discovery Link
Hold
Transfer
Dial
6024435000
Call #1
Call #2
Call #3
Available/Unavailable
Calls in Queue
Answer
Hang Up
CNF
DND
FWD
PKUP
Atlanta Office
Denver Office
LA Office
Kerry
Mary
Dan
Sharon
CNN.COM
VODAVI.COM
AMAZON.COM
Voice Mail
Call Home

Discovery[Link] allows users to integrate their phone with most contact management software packages on their PC for increased productivity.

Discovery ACD[Lite] allows call centers to display real-time statistics on their PCs for better management of agents and groups.

Finally, despite our intense focus on getting our financial affairs back on track, never once did we ever consider falling short of supporting our core family of products as well as innovating new ones. Our commitment to consistently delivering reliable telephony solutions for small- to medium-sized businesses is what makes us stand out against the competition.

We had an excellent year for new product introductions. Our STARPLUS, *infinite* and TRIAD product portfolio was strengthened by

- *Adding next generation Networking capability to our telecommunications systems;*
- *Debuting Discovery[LINK], a new first party call control software solution for small call centers;*
- *Introducing Discovery ACD[Lite], a business-to-business call center product that allows smaller informal call centers to utilize ACD for improved customer satisfaction and productivity;*
- *Introducing the newest addition to our Voice Processing family, MiniVoice, a small business solution; and*
- *Unveiling two new Internet Telephony solutions — the Discovery VoIP card and the Express VoIP gateway.*

We are, of course, most excited about the successful launch late in the year of the XTS or eXpandable Telephone System. This compact, stackable architecture provides business customers with a communications system that includes the same useful features and full capability with existing Vodavi telephone sets, as well as provides a system that preserves capital investment by growing their XTS rather than replacing it as business needs adjust. For Vodavi dealers, the new XTS allows stocking a single system to meet the majority of their customer needs, thereby eliminating costly duplicate inventory as well as helping gain operational efficiencies due to faster installation and maintenance. The XTS has quickly received industry recognition and was recently awarded Product of the Year from *Communications Solutions* magazine. Needless to say, this has been a very popular product and we look forward to continued interest and growth in the XTS.

2001 Communications Solutions Product Of The Year



Our newest system, the XTS, has all the features our customers have come to expect. It can grow from 12 to 252 stations, with plans to expand this capacity in 2002. The XTS can be configured as a one, two or three cabinet system and has several dealer-driven enhancements that make installation and maintenance more efficient.

OUR POSITION FOR THE FUTURE

While we remain cautiously optimistic about 2002, we realize that this industry sector is still in a recession. We will continue to aggressively review our strategic goals and adjust our plans accordingly. The good news is Vodavi is making strides. Our debt is at an all time low, we continue to have an extremely capable and motivated workforce, our inventory levels in the distribution channels are at the lowest level ever, we have a stellar line up of products and our operating costs are at an all time low.

This restructured Vodavi is poised for the future. Business capital spending is what we are looking for and will be required to stimulate a market turnaround. Vodavi is sitting on available capital to invest in an economic recovery situation. We have a deep product line that will continue to grow and we are firmly supported by our strategic partner LG Electronics, Inc. (LGE). As reported, Vodavi is aggressively proceeding with LG in the development of our upcoming next generation IP telephony switch that we believe will be timed with an economic upswing.

For over 19 years since Vodavi was formed, our goal has been to provide the best and most reliable telephony solutions to our customer base and we've stuck to it. Our focus on our customers is unwavering and our continued confidence in the future steadfast.





Gregory K. Roeper
President and Chief Executive Officer



MiniVoice is a non-proprietary, entry-level voicemail system that provides basic features at an extremely attractive price.





Express VoIP is a non-proprietary VoIP gateway that integrates with all Vodavi systems as well as most KSU/PBX systems from other manufacturers.

Discovery VoIP Card is our 8-port, integrated VoIP solution for the XTS and other Vodavi systems.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001 — Commission File Number 0-26912

VODAVI TECHNOLOGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	86-0789350
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
4717 East Hilton Avenue, Suite 400 Phoenix, Arizona	85034-6402
(Address of principal executive offices)	(Zip Code)

(480) 443-6000
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.001 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

As of March 22, 2002, there were outstanding 4,349,788 shares of the registrant's common stock, $.001 par value, which excludes 318,700 treasury shares. The aggregate market value of common stock held by nonaffiliates of the registrant (3,046,035 shares) based on the closing price of the common stock as reported on the Nasdaq SmallCap Market on March 22, 2002, was $4,721,354. For purposes of this computation, all officers, directors, and 10% beneficial owners of the registrant are deemed to be affiliates. Such determination should not be deemed an admission that such officers, directors, or 10% beneficial owners are, in fact, affiliates of the registrant.

Documents incorporated by reference: Portions of the Registrant's definitive Proxy Statement for the 2002 Annual Meeting of Stockholders are incorporated by reference into Part III of the Report.

VODAVI TECHNOLOGY, INC.

ANNUAL REPORT ON FORM 10-K

FISCAL YEAR ENDED DECEMBER 31, 2001

TABLE OF CONTENTS

			Page
PART I			
	ITEM 1.	BUSINESS	1
	ITEM 2.	PROPERTIES	19
	ITEM 3.	LEGAL PROCEEDINGS	19
	ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS	20
PART II			
	ITEM 5.	MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	21
	ITEM 6.	SELECTED CONSOLIDATED FINANCIAL DATA	22
	ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	23
	ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	30
	ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA	30
	ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	30
PART III			
	ITEM 10.	DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT	30
	ITEM 11.	EXECUTIVE COMPENSATION	30
	ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	30
	ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	30
PART IV			
	ITEM 14.	EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K	31
SIGNATURES			33

Statement Regarding Forward-Looking Statements

The statements contained in this report on Form 10-K that are not purely historical are forwarding-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements regarding our "expectations," "anticipation," "intentions," "beliefs," or "strategies" regarding the future. Forward-looking statements also include statements regarding revenue, margins, expenses, and earnings analysis for fiscal 2002 and thereafter; technological developments; future products or product development; our product and distribution channel development strategies; potential acquisitions or strategic alliances; the success of particular product or marketing programs; and liquidity and anticipated cash needs and availability. All forward-looking statements included in this report are based on information available to us as of the filing date of this report, and we assume no obligation to update any such forward-looking statements. Our actual results could differ materially from the forward-looking statements. Among the factors that could cause results to differ materially are the factors discussed in Item 1, "Special Considerations."

PART I

ITEM 1. BUSINESS

Introduction

We design, develop, market, and support a broad range of business telecommunications solutions, including telephony products, voice processing products, and computer-telephony products for a wide variety of business applications. Our telecommunications solutions incorporate sophisticated features, such as automatic call distribution and Internet protocol, or IP, gateways. Our voice processing products include Internet messaging, automated attendant, and voice and fax mail. Our computer-telephony products enable users to integrate the functionality of their telephone systems with their computer systems. We market our products primarily in the United States as well as in foreign countries through a distribution model consisting primarily of wholesale distributors and direct dealers.

Our goal is to develop, deliver, and support high-quality telecommunications products and services that meet the demands of the markets we serve. Key elements of our strategy to achieve that goal include the following:

- expand our core business of supplying telephone systems, voice processing systems, and computer-telephony integration (CTI) products;
- emphasize sales of larger and more advanced systems through our dealers;
- focus on the integration of existing and newly developed products to provide complete, industry standard-based business communications products to our customers;
- focus on IP telephony product developments allowing Voice over IP (VoIP) connectivity for our legacy products and our next generation IP LAN telephony system;
- expand our strategic relationship with LG Electronics Inc., or LGE, which is a member of the multi-billion dollar, Korean-based LG Group; and
- enhance our existing products and expand our product lines by expanding our technological expertise and distribution channels through
  - -- business acquisitions, license arrangements, and other strategic relationships, and
  - -- internal research and development efforts.

Our corporate offices are located at 4717 East Hilton Avenue, Suite 400, Phoenix, Arizona, and our telephone number is (480) 443-6000. Our web site, which is not a part of this report, is located at www.vodavi.com. All references to our business operations in this report include the operations of Vodavi Technology, Inc. and our subsidiaries.

Industry Overview

Virtually every business relies upon its business communications system as an essential tool to speed and enhance the effectiveness of communications among employees, customers, and vendors; to contact decision makers regardless of their location; to increase employee productivity; to provide better customer service; and to reduce operating costs. Many factors have influenced the telecommunications industry, including the following:

- successive technological developments that have resulted in enhanced features and services;
- advances in telephone and computer hardware and software;
- emphasis on the use of communications systems to provide cost-effective customer service;
- development of the Internet as an alternative to traditional telephone networks; and
- regulatory changes.

These factors have resulted in continual development of full-featured business communications systems designed for use by small- and medium-sized businesses that can be offered at affordable prices.

Accelerated technological advances in recent years have enabled telecommunications system providers to develop sophisticated systems that offer a wide variety of applications in addition to traditional call switching functions. Businesses of all sizes now demand affordable telecommunications systems that provide the capacity for

- voice processing systems, which automate call answering, provide voice mail and automated call distribution functions, and provide the capacity to manage facsimile messages; and
- computer-telephony integration, which greatly enhances efficiency and productivity by integrating businesses' voice and data networks.

Automatic call distribution, IP telephony, and other innovations represent significant opportunities for sales of new product lines and applications to further increase employee mobility and efficiency. We also believe that international sales of voice processing products will increase in the future as demand for features such as voice mail and unified messaging increases.

Our Products

We currently design, develop, market, and support a broad range of

- telephony products, which include digital and analog key telephone systems and commercial grade telephones;
- voice processing products, including automated attendant, automatic call distribution, voice mail and fax mail, and unified messaging systems; and
- computer-telephony products, including Windows-based application products (such as PC telephones and attendant consoles), local area network (known as LAN) to PBX connection packages, IP gateways, and Internet messaging systems.

Telephony Products

Key Telephone Systems

Sales of key telephone systems represented approximately 74% of our revenue during 2001, 71% during 2000, and 70% in 1999. A key telephone system consists primarily of a sophisticated switching unit located at the user's place of business, along with the individual telephone sets and other devices, such as facsimile machines or modems, located at individual "stations." We supply various models of key telephone sets, several of which are CTI compatible, with progressive features for use in conjunction with each of our key telephone systems.

We currently market various lines of key telephone systems, under our STARPLUS, Triad, and *infinite* brand names, for businesses requiring as few as three incoming lines and eight stations up to 144 lines and 250 stations (a 384-port system). We sell the STARPLUS and Triad lines through large wholesale distributors and the *infinite* line through telephone sales and installation companies known as "direct dealers" or "interconnects."

We market both digital and analog key telephone systems and related products. Our digital telephone systems employ a digital architecture in order to provide digital voice transmission and system control, while our analog telephone systems employ a microprocessor-based architecture and solid state switching for voice transmission and system control. Most of our telephone systems feature flexible software combined with modular hardware and card slot design, which allow cost-effective system customization and expansion to meet the needs of individual users. Our telephone systems are fully compatible with industry-standard commercial grade telephones and contain an extensive array of standard features that add sophistication generally found only in larger telephone systems. We design our key telephone systems to permit expansion or customization for specific business applications by the installation of a variety of voice processing or computer-telephony integration products.

Our digital systems enable customers to upgrade their telephone systems as their businesses grow and as technology advances by adding or replacing components in stages without replacing their entire systems. As a result, it is generally more economical for the end users to expand their STARPLUS, Triad, or *infinite* systems than to switch to a competitor's system. We believe that the economy and flexibility we provide our customers through this migration strategy provides us with a competitive advantage.

Commercial Grade Telephones

We market several models of commercial grade telephones through wholesale distributors for use with analog or digital key systems, PBX systems, or telephone company central office, or Centrex, switching systems. Businesses, the hospitality industry, and school districts represent the principal purchasers of our commercial grade telephones. All of our commercial grade telephones meet industry standards for commercial telephone units and may be used with telephone systems sold by us or by competing manufacturers.

Our commercial grade telephones offer a myriad of features, functions, and designs ranging from simple, traditionally styled desk and wall-mounted telephones to programmable telephones with contemporary styling. Our more advanced commercial grade telephones contain a central processing unit, built-in memory, built-in data jacks, built-in speakerphones, built-in Caller ID, and the capability to use custom calling features provided by local telephone companies. Sales of commercial grade telephones represented approximately 7% of our revenue during 2001, 8% during 2000, and 10% in 1999.

Voice Processing Products

Voice processing includes functions designed to improve customer service and reduce labor costs while providing faster, more efficient routing of incoming calls as well as speeding up and simplifying message delivery and storage. We design our voice processing products to integrate with the telephone systems we sell as well as those sold by competing manufacturers. We also cultivate the expansion of our existing base of telephone systems by offering digitally integrated voice processing systems for our Triad and *infinite* product lines to differentiate them from our competitors' products and to provide a value-added basis for increased sales and profit margins. Sales of voice processing products accounted for approximately 19% of our revenue during 2001, 21% during 2000, and 20% in 1999.

Voice Mail Systems

Voice mail enables callers to leave detailed messages and permits recipients to retrieve messages when they return to their offices or by dialing into the system from remote telephones. Each voice mailbox can be customized to the individual user's needs. Voice messages can be stored, replayed, saved, or erased as desired by the user. The menu routing functions included in some of our voice mail systems enable business users to program the systems to create custom, multi-level menus that permit callers to automatically access organizational departments or product, service, or event information by dialing menu choices.

In addition to our larger voice processing systems, we market a line of self-contained, competitively priced voice processing systems designed for small- to medium-sized organizations. These systems, which work in conjunction with key telephone systems sold by us as well as other manufacturers, can be expanded from two ports up to eight ports, feature a full range of automated attendant and voice mail functions, and include a serial port for administration via the user's personal computer.

Advanced Messaging Platform

Our Microsoft® Windows NT-based messaging systems, which provide virtually unlimited port capacities, combine voice mail functions with facsimile messaging capabilities (known as fax mail) as well as the ability to share messages with other voice messaging systems over the Internet. Fax mail provides the ability to receive, store, retrieve, and forward facsimile messages in the same manner that voice mail handles voice messages. Our fax mail system digitizes and stores facsimile messages and notifies the user that messages have been received. The user can retrieve and print the facsimiles from his or her office or remote locations (such as a hotel room) and can also instruct the system to forward facsimiles to other recipients. "Fax-on-demand" enables callers to access information stored by a business, such as sales and marketing brochures, technical specifications, and pricing data, and request the system to transmit the desired information to the caller's facsimile machine.

Our Windows NT-based system also uses Internet e-mail protocols to enable voice messages to be transported over the Internet or other electronic fields for efficient, low-cost information exchange between remote systems. In addition, our Windows NT-based Internet fax delivery systems connect the user's telephone and computer to enable the user to transmit facsimile messages or documents to conventional facsimile machines via the

Internet. These systems provide ease of use and avoid problems associated with e-mail attachments, mismatched data encryption techniques, or private or switched network costs. Our Internet fax delivery systems provide spoken prompts that guide the user through the transmission process and also transmit delivery confirmations to the user's mailbox. As a result, a business with multiple offices can extend its voice messaging system so as to permit employees in different locations to create, receive, answer, or forward voice and facsimile messages via the Internet more quickly, efficiently, and economically than traditional long-distance telephone calls.

Our Windows NT-based system also uses Microsoft® Exchange technology to provide unified messaging. Unified messaging enables users to access e-mail, voice mail, facsimiles, and paging messages in a single session at a personal computer. The system displays a listing of all of the user's messages and enables the user to access and control all of his or her messages with a click of the computer mouse.

Automatic Call Distribution

We market our automatic call distribution, or ACD, software systems and ACD reporting packages for use with our digital key telephone systems. The automatic call distribution functions enable businesses that receive customer calls to manage incoming calls efficiently by directly routing them to the proper person or group. Our ACD systems reduce the number of abandoned calls by reducing the number of calls placed on hold and by minimizing the length of time that calls are kept on hold. When all group member telephones are busy, ACD plays a custom "hold" message for the caller and connects the call to the first available person or sales agent. ACD saves employee time by eliminating the necessity of continually answering and transferring calls to the same groups. ACD enables agents with display telephones to see the number of calls waiting in queue as well as the length of the longest waiting call in order to speed call handling at times of heavy calling activity. Our ACD reporting package provides real-time statistics and comprehensive reports on calling activity for review by the user's management.

Computer-Telephony Integration Products

We design, develop, and market CTI products that use an open architecture to integrate computer and telephone systems into a user-friendly information processing and storage system. We believe that developing more value-added CTI applications for our telephone systems will enhance the appeal of our product lines and enable us to sell more key telephone systems, full-featured telephones, and other software packages and add-on peripheral products. We market CTI products that enable a user:

- to use the Internet to access voice, facsimile, and e-mail messages via personal computers;
- to incorporate telephone functions with computer software to speed call handling and permit the user to personalize telephone functions;
- to identify incoming callers and immediately access computer files relating to the caller; connect Windows-based local area networks to the user's telephone system; and
- to access and analyze call accounting information quickly and inexpensively.

New Product Development

We engage in an ongoing program to develop enhancements to our existing product lines and to develop new products that address the increasing demands of business organizations for low-cost productivity enhancing communication tools. We believe that continuous development of new products and features will be necessary to enable us to continue to offer telephony systems, voice processing products, computer-telephony products, and related business communications products that will be in greatest demand and that will provide the best opportunities for our growth and profitability on an ongoing basis. We have developed and introduced several new or enhanced products and product lines, including new ACD reporting packages, additional enhancements to our Windows NT-based voice messaging systems and IVR systems, a new line of digital key telephone systems, a new line of commercial grade telephones, and an IP gateway. Recent developments include our Discovery VoIP and Express VoIP gateways allowing IP connectivity to our current digital systems, our new XTS digital key system platform expandable from 12 to 384 ports, a full featured networking package to connect up to 16 customer locations, and our new Pathfinder 9.0 voice processing system provide enhanced client and serve applications.

We currently are focusing our new product development efforts on developing and refining enhancements that will deliver greater features, sophistication, functionality, and value to our current product offerings. For example, we currently are developing

- a digital version of Pathfinder 9.0 allowing direct digital connection to our key Infinite and Trade key system products, which will transmit Caller ID information to the voice processing systems providing potential for feature enhancements;

- an expanded version of our new XTS switching platform from 384 port to 600 ports allowing this product to reach a larger customer base;

- our IP telephony system, Telenium IP, providing LAN telephony from 64 stations expanding to 300 stations. We are also developing for LGE an IP equivalent of our Pathfinder that will provide IP connectivity to our Telenium IP system;

- a new line of digital key sets with expanded "soft key" capability; and

- a new "In-Skin" voice mail platform utilizing our Pathfinder voice processing application and offering direct connection into our XTS key service cabinet.

We are expanding our strategic alliances with LGE and other third parties related to the development of new products, product lines, or product features, including our new Telenium IP system. We will continue to seek additional strategic alliances for new product development in the future.

Sales, Marketing, and Distribution

We currently market our products in all 50 states and, to a limited extent, internationally through a distribution network consisting primarily of large wholesale distributors and telephone sales and installation companies known as "direct dealers." In March 2002, through our acquisition of Dataspeak Systems, Inc., we began distributing our products and services directly to end-users in the Phoenix metropolitan area. We also had an in-house sales force that made direct sales of Interactive Voice Response products to end-users. We discontinued our interactive Voice Response products in March 2001. We have in the past and may in the future market our products on a private label basis to original equipment manufacturers, or OEMs. The following table sets forth, for the periods indicated, the percentage of total revenue represented by the respective distribution channels.

	Year Ended December 31,		
Distribution Channel	**2001**	**2000**	**1999**
Wholesale Distributors	55%	65%	75%
Direct Dealers	41%	30%	19%
IVR Customers	4%	5%	6%
	100%	100%	100%

The following diagram illustrates the current distribution channels for our product lines.


VODAVI
TRIAD
STARPLUS
infinite
International
Distributor
Distributor
International Distributor
Authorized Dealer
Dealer
Authorized Dealer
Dealer
End User
End User
End User
End User

Wholesale Distributors

We design and market our STARPLUS and Triad brands of products for sale through wholesale distributors. The distributors resell our products primarily to small local interconnect companies, dealers, and independent telephone companies. The interconnects and independent telephone companies in turn resell our products to end users, install the systems at the end users' businesses, and provide service and technical support following the sale. We provide ongoing support and training to enable distributors and their dealers to sell our products more effectively and to provide the interconnects and independent telephone companies with technical assistance they may request with respect to installation, maintenance, and customer support.

We believe that sales through distributors offer several advantages, including the following:

- established distribution systems and access to a large number of dealer and national customer accounts;
- maintenance of customer credit facilities and an established inventory of our products;
- availability of products in over 600 locations throughout the United States;
- security of receivables;
- reduced needs for direct training by us;
- effective promotion of our products at trade shows;
- geographically dispersed sales forces that can reach customers more effectively than we would otherwise be able to do; and
- lower support and carrying costs compared with the costs associated with direct sales to a large number of direct dealers.

Distributors that currently resell our products include Graybar Electric Co., Inc., Alltel Supply, Inc., Sprint/North Supply, Famous Telephone Supply, ADI, Target, and Power & Telephone Supply Company. Graybar accounted for 27% of our revenue during 2001, 32% in 2000, and 41% in 1999. Our second largest customer in each of the respective years accounted for 9% of our revenue during 2001, 12% during 2000, and 11% in 1999.

Our sales and marketing personnel stimulate demand for our products with the interconnects and independent telephone companies that purchase our products from Graybar, Alltel, Target, and other distributors that install these products at the end users' premises. These interconnects and independent telephone companies provide the "pull through" demand for our products from Graybar, Alltel, Target, and other distributors.

We design and market our STARPLUS brand of products for sale through wholesale distributors. The distributors resell our products primarily to small local interconnect companies and independent telephone companies, which in turn resell our products to end users, install the systems at the end users' businesses, and provide service and technical support following the sale. We provide ongoing support and training to enable distributors to more effectively sell our products and to provide the interconnects and independent telephone companies with technical assistance in installation, maintenance, and customer support. Our STARPLUS line of products consists of electronic key telephones and STARPLUS DHS, DHSE, and DHSL lines.

Triad Distributors and Dealers

During 1998, we introduced our Triad line of digital telephone systems for sale through distributors to a limited number of authorized Triad dealers. The Triad product line includes a full array of digital telephone systems ranging from three lines and eight stations up to 384 ports, as well as voice messaging, ACD, CTI, and other products. The authorized Triad dealers must commit to minimum purchases of Triad products and must be trained and certified through our formal product and sales training program. Our goal is to encourage the Triad dealers to promote the Triad line to their customers as the preferred line of digital telephone systems. We provide the authorized Triad dealers with marketing, sales, and product support services. We had approximately 150 authorized and active Triad dealers as of December 31, 2001.

infinite Direct Dealers

We developed our *infinite* line of telephone systems and related products for sales to direct dealers. These direct dealers are medium and large interconnect companies or local dealers that resell our products directly to end-users. We believe that the principal advantages of this distribution channel include greater control over the application and installation of our products and the ability to obtain market feedback on product pricing, quality, and technology. Sales to direct dealers, however, generally involve greater credit risks, the necessity to provide increased direct marketing and technical support, and additional costs associated with developing and training the independent sales staff of the various direct dealers to enable them to solicit purchases of our products.

As of December 31, 2001, we had approximately 150 direct dealers that sell our *infinite* products. We maintain a program to focus on selling to fewer, but larger and better-established, dealers. We secure arrangements with large-volume, well-qualified dealers and have discontinued sales to dealers that have not provided a sufficient level of sales or support for our *infinite* line. We strive to secure dealers that maintain large customer bases and possess the resources needed to provide quality sales presentations and support to their customers.

In-house Sales Staff

We have an in-house sales support staff of eight employees who provide dealers and distributors with order fulfillment, marketing, sales, and technical support. We believe that our commitment to support dealers that sell our products on a pre-sale and post-sale basis provides us with a competitive advantage with our dealer customers.

Vodavi Direct

We have a direct sales office of six employees who sell our *infinite* line of products and provide pre- and post- sales support services directly to end-users in the Phoenix metropolitan area. We acquired this operation during March 2002 through our acquisition of Dataspeak Systems, Inc.

International Sales

To date, sales of our products in foreign countries have not represented a significant portion of our revenue. We believe, however, that sales of our voice processing and other products in international markets may increase in the future as demand for features such as voice mail, advanced messaging, and automatic call distribution increases, as touchtone technologies and cellular telephone service become more available and other installed communications infrastructures are improved, and as regulatory differences between countries are eliminated. All of our sales in foreign countries are denominated in U.S. dollars.

Research and Development; Strategic Alliances with LGE and Other Companies

We believe that the continued development of software that distinguishes the functions and features of our products from those of our competitors represents a critical factor in determining our ongoing success. Our engineering staff consists of highly trained and experienced software professionals who focus on providing and supporting high-quality, user-friendly business communications systems and related products. The availability of in-house software and systems development expertise at our facilities in Arizona and Georgia provides us with product control, permits faster turnaround and reaction time to changing market conditions, and provides a solid base of maintenance and support services to end users. We use product and market development groups that interact with customers in order to anticipate and respond to customer needs through development of new product programs and enhancement of existing product lines.

We conduct joint development activities with LGE for the design and development of hardware incorporated into some of our existing or planned telephone systems and commercial grade telephone product lines. Under our joint development projects with LGE, we provide market analysis, product management, functional and performance standards, software development, quality control program development, sales and distribution, and customer service and support, while LGE provides hardware research, design and development, development of components such as integrated circuits and semiconductor chips, and manufacturing and production engineering. Generally, LGE contributes the ongoing research and development costs for the product hardware in return for an arrangement under which LGE produces the finished goods developed under the alliance. As a result of this arrangement, we have been able to obtain access to LGE's research and development expertise and resources while controlling our capital expenditures for much of our product development efforts. In addition, our arrangement with LGE enables us to minimize the risks inherent in making significant investments in research and development infrastructure or personnel. To the extent that we develop new hardware in conjunction with LGE or another development partner, the development partner typically retains ownership rights to the new hardware and we retain the right to sell products incorporating that hardware throughout North America and the Caribbean. See Item 1, "Business - Manufacturing" and Item 1, "Special Considerations – We rely on LGE as a strategic partner." We have successfully engaged in such projects with LGE in the past and believe that we will continue to have access to LGE's advanced hardware research and development capabilities as we develop new product lines.

We enhance our software development expertise through acquisitions of or licensing arrangements and other strategic alliances with independent third-party developers. We have active strategic alliance relationships with other companies that possess expertise in automatic call distribution, small digital key telephone systems, computer telephony, and Internet telephony. We believe that our strategic alliances with other companies enable us to develop products and bring them to market more quickly and at a lower cost than we would be able to achieve by developing the products internally. We intend to pursue additional opportunities to enter into strategic alliances with other companies that possess established expertise in specific technologies in order to co-develop proprietary products, or to acquire such companies in order to develop new products internally.

Manufacturing

We obtain our key telephone systems, some of our voice processing systems, and our full-featured commercial grade telephones under manufacturing arrangements with various third-party manufacturers, including LGE. We also purchase certain voice processing products from third parties on an OEM basis. Our agreements with the third-party manufacturers generally require the manufacturers to produce our products according to our technical specifications, to perform quality control functions or otherwise meet our quality standards for manufacturing, and to test or inspect the products prior to shipment. Under the manufacturing agreements, the manufacturers provide us with warranties that the products are free of defects in material and workmanship. The agreements also require the manufacturers to repair or replace, at their expense, products that fail to conform to the warranties within specified periods.

We obtained a majority of our digital telephone systems, commercial grade telephones, and voice mail products from LGE, which owns the rights to produce this equipment. We purchase products manufactured by LGE in Korea on a purchase order basis. We purchased $13.0 million, $16.5 million, and $11.6 million of product from

LGE in 2001, 2000, and 1999, which represented 67%, 61%, and 41% of our total purchases, respectively. LGE currently owns approximately 20% of our outstanding common stock. See Item 1, "Special Considerations – We rely on LGE as a strategic partner" and "Special Considerations – Certain conflicts of interest may arise as a result of LGE's ownership interest in our company."

We obtained all of our analog telephone systems and commercial grade telephones and replacement parts for such telephones from LG Srithai, Ltd., or LGST, a joint venture between LGE and Srithai Group, a Thailand-based entity. Under an agreement with our company, LGST granted us the right to distribute and sell throughout the United States and Canada the products that LGST manufactures for us in Thailand. Our agreement with LGST prohibits us from purchasing the products covered by the agreement from any other manufacturer during the term of the agreement. The agreement renews automatically for successive one-year terms unless either party provides notice to the other of its intent to cancel the agreement at least three months prior to the end of the then-current term. We make all purchases pursuant to the agreement on a purchase order basis. We purchased $2.4 million, $4.2 million, and $11.6 million of product from LGST in 2001, 2000, and 1999, which represented 12%, 15.7%, and 41% of our total purchases, respectively. See Item 1, "Special Considerations – We rely on LGE as a strategic partner" and "Special Considerations – Certain conflicts of interest may arise as a result of LGE's ownership interest in our company."

We also obtained some of our digital key telephone systems from Tecom Co., Ltd., a Republic of China company. Under an agreement with our company, Tecom granted us the right to sell and distribute throughout all of North and South America the products that Tecom manufactures for us. The term of the agreement with Tecom will remain in effect until either party gives the other party at least 120 days advance notice of termination. We make all purchases pursuant to the agreement on a purchase order basis.

We currently maintain a $5.0 million insurance policy to cover lost revenue in the event of significant interruptions in purchases from our overseas manufacturers. See Item 1, "Special Considerations – We depend on third parties for manufacturing" and Item 1, "Special Considerations – We face risks associated with international manufacturing sources."

Quality Control

We recognize that product quality and reliability are critical factors in distinguishing our products from those of our competitors. We design our products to include components meeting specified quality standards in order to ensure reliable performance. We also require our third-party manufacturers to comply with specified quality standards regarding materials and assembly methods used in manufacturing our products. In addition, we maintain a rigorous quality assurance program designed to ensure that the manufacture of our products conforms to specified standards and to detect substandard products before shipment. We have an inspection program in which we examine varying numbers of our products as they arrive at our warehouse in Arizona, depending upon the manufacturer and the type of product.

Support Services

We provide limited warranties against defective materials and workmanship on each of the products that we sell. We provide a complete support service for all of our products by maintaining a 24-hour toll-free telephone number and e-mail support that the dealers' or interconnects' service representatives can contact for trouble shooting and diagnostic assistance. We also maintain a technical support page on our Web site that includes frequently asked questions, technical tips, and product-related notifications. We maintain an operating set-up of each of our telephone systems, key telephone units, and peripheral systems at our headquarters facility, supported by a staff of technicians trained to handle service assistance calls. When a dealer or interconnect calls with a question relating to performance malfunctions or an operational system question, our personnel attempt to replicate any problem the user is encountering, diagnose the cause, and provide a solution via telephone. If our technicians cannot determine the cause of the malfunction over the telephone, we dispatch a service representative to the user's place of business in order to locate the source of the problem and take corrective measures.

Prior to 1999, we operated our own repair center and performed repairs on certain of our products. During 1999, we sold the repair center and outsourced the repair and refurbishment of our products. We believe that this arrangement will enable us to continue to provide fast turn-around time and consistent quality of repairs without the overhead and other expenses associated with operating the repair facility. This arrangement also provides a sales outlet for selected refurbished products. During 2001, the repair and refurbishment agreement was cancelled when the buyer filed for bankruptcy. We entered into a new repair and refurbishment agreement with a third-party in 2001.

Competition

Markets for communications products are extremely competitive. We currently compete principally on the basis of the technical innovation and performance of our products, including their ease of installation and use, reliability, cost, and the technical support both before and after sales to end users. Our competitors for the sale of telephone systems and telephones include Avaya, Inc., Nortel Networks Corporation, Toshiba Information Systems, Inc., Comdial Corporation, Panasonic Technologies, Inc., Iwatsu, Inter-Tel, Inc., and NEC Corporation.

Competitors in the market for voice processing systems include Key Voice and Applied Voice Technology as well as PBX and key system telephone manufacturers that offer integrated voice processing systems of their own design and under various original equipment manufacturer agreements. Competitors in the market for IP telephony systems include Cisco Systems, Inc., Artisoft, Inc., 3Com Corporation, and AltiGen Communications, Inc., in addition to other PBX and key system manufacturers that offer IP enabled systems.

In the computer telephony market, we compete with many of the same companies indicated above. Some of our product lines compete with products and services provided by the regional Bell operating companies, or RBOCs, which offer key telephone systems and commercial grade telephones produced by several of the competitors named above as well as Centrex systems that provide automatic call distribution facilities and features through equipment located in the telephone company's central switching offices. Many competitors listed above are larger than our company and therefore may have greater financial resources at their disposal.

Patents, Trademarks, and Licenses

As of December 31, 2001, we owned various U.S. patents. We intend to continue to seek patents on our inventions used in our products. The process of seeking patent protection can be expensive and can consume significant management resources. We believe that our patents strengthen our negotiating position with respect to future disputes that may arise regarding our technology. However, we believe that our continued success depends primarily on such factors as the technological skills and innovative abilities of our personnel rather than on our patents. We cannot assure you that patents will issue from our pending or future applications or that any patents that are issued will provide meaningful protection or other commercial advantage.

We own a number of registered and unregistered trademarks that we consider to be an important factor in marketing our products. Our ability to compete may be enhanced by our ability to protect our proprietary information, including the issuance of patents, copyrights, and trademarks. We also have taken steps to protect our proprietary information through a "trade secrets" program that includes copy protection of our software programs and obtaining confidentiality agreements with our employees. We cannot assure you, however, that these efforts will be effective in preventing misappropriation, reverse engineering, or independent development of our proprietary information by our competitors. While none of our intellectual property rights have been invalidated or declared unenforceable, we cannot assure you that our rights will be upheld in the future. Accordingly, we believe that, due to the rapid pace of technological change in the telecommunications industry, the technical and creative skills of our engineers and other personnel will be extremely important in determining our future technological success.

We license from third parties the rights to the software included in certain of our products, including certain CTI and ACD products. These licenses generally give us a non-exclusive right to use and sell the licensed software included in our products during the term of the applicable agreement. We pay the licensors fees based on the number of units that we purchase from them.

The telecommunications industry is characterized by rapid technological development and frequent introduction of new products and features. In order to remain competitive, we and other telecommunications manufacturers continually find it necessary to develop products and features that provide functions similar to those of other industry participants, often with incomplete knowledge of whether patent or copyright protection may have been applied for or obtained by other parties. As a result, we receive notices from time to time alleging possible infringement of patents and other intellectual property rights of others. To date, we have been able to successfully defend these claims or to negotiate settlements to these claims on terms we believe to be favorable. In the future, however, the defense of such claims, fees paid in settlement of such claims, or costs associated with licensing rights to use the intellectual property of others or to develop alternative technology may have a material adverse impact on our operations.

Government Regulation

The U.S. government from time to time has imposed anti-dumping duties on some telephone products manufactured in some of the countries where our products are manufactured. Most recently, duties on certain of our products were phased out between 1997 and 2000. We cannot assure you that similar duties will not be imposed in the future on telephone products, including our products, manufactured in these or other foreign countries. The imposition of such additional duties on our products could have a material adverse effect our operating results.

Employees

As of March 22, 2002, we employed a total of 113 persons, all of which are full-time employees at our facilities in Phoenix, Arizona, and Norcross, Georgia. This reflects a reduction from 123 full-time employees as of February 28, 2001. We made these reductions to allow us to have more flexibility in a fast changing business environment. Our current number of full-time employees includes 24 persons in engineering and product development; 55 in sales, marketing, and technical support; 16 in warehouse and distribution functions; and 18 in administration, including executive personnel. We consider our relationship with our employees to be good, and none of our employees currently are represented by a union.

Executive Officers

The following table sets forth certain information regarding our executive officers:

Name	Age	Position
William J. Hinz	56	Chairman of the Board
Gregory K. Roeper	41	President, Chief Executive Officer, and Director
David A. Husband	33	Vice President-Finance, Chief Financial Officer, Secretary, and Treasurer
Stephen L. Borcich	55	Vice President – Sales and Marketing
Kent R. Burgess	55	Vice President – Product Development
Marc F. Niknam	43	Vice President – Engineering, Manufacturing, and Technical Support

William J. Hinz has served as our Chairman of the Board since October 1997 and as a director of our company since April 1997. Since October 1999, Mr. Hinz has served as Group President for the Triumph Components Group, which is a group of seven divisional companies within Triumph Group, Inc., a publicly held company. Mr. Hinz served as President of Stolper-Fabralloy Company, a precision aerospace engine component manufacturer that is a subsidiary of Triumph Group, Inc., from September 1997 until October 1999 and as Executive Vice President of Operations of Stolper-Fabralloy from March 1996 until September 1997. Mr. Hinz served as Vice President of Global Repair and Overhaul Operations for AlliedSignal Aerospace Company from June 1994 until March 1996. During this period, Mr. Hinz also was responsible for aerospace aftermarket merger and acquisition activity.

Gregory K. Roeper has served as our President since December 1998 and as Chief Executive Officer and a director of our company since December 1999. Mr. Roeper served as our Chief Operating Officer from June 1998 until December 1999. Between November 1994 and June 1998, Mr. Roeper held a variety of other executive positions with our company, including Chief Financial Officer; Executive Vice President - Finance, Administration, and Operations; Secretary; and Treasurer. From 1982 until November 1994, Mr. Roeper was employed with Arthur Andersen LLP, most recently as a Senior Manager. Mr. Roeper is a Certified Public Accountant in the state of Arizona.

David A. Husband has served as our Vice President – Finance, Chief Financial Officer, Secretary, and Treasurer since March 2001. Prior to joining our company, Mr. Husband served in various capacities with Action Performance Companies, Inc., a publicly held company engaged in the motorsports merchandising business, from May 1998 until December 2000, most recently as Executive Vice President and Chief Operating Officer. Mr. Husband was employed as an accountant with Arthur Andersen LLP from July 1992 to May 1998, where he was primarily engaged in auditing publicly held companies. Mr. Husband is a Certified Public Accountant in the state of Arizona.

Stephen L. Borcich has served as our Vice President – Sales and Marketing since April 1999. Mr. Borcich served as Vice President – Sales for Voice Technologies Group, a manufacturer and distributor of digital integration technology from August 1998 until March 1999. From February 1997 until July 1998, Mr. Borcich served as Vice President – Sales and Marketing of Q.SyS, Inc., a manufacturer of computer telephony applications. Mr. Borcich also served as Vice President – Sales of Microlog Corporation from December 1990 until September 1995.

Kent R. Burgess has served as our Vice President – Product Development since April 2000. Mr. Burgess was a member of the senior management team, which launched the predecessor to our company in 1983. During this period, Mr. Burgess served as our Executive Vice President from March 1984 until February 1986, Senior Vice President – Business Operations from September 1987 until July 1996, and President of Vodavi – CT from July 1996 until October 1997. From October 1997 until April 2000, Mr. Burgess served as President of the Network Services Group, World Access, Inc., where he was responsible for the procurement, distribution, installation, and repair of Nortel and Lucent network switching systems.

Marc F. Niknam has served as our Vice President – Engineering, Manufacturing, and Technical Support since November 2000. Mr. Niknam is responsible for hardware and software development, manufacturing, quality assurance, and technical support. Prior to being named Vice President, he served as Director of Engineering from April 2000 until November 2000. From July 1997 until March 2000, he served as Executive Director of Manufacturing, Quality, Hardware Engineering, and Repair. From January 1995 until June 1997, he served as Manufacturing Manager. From 1989 until 1993, Mr. Niknam served as Operation manager in overseas factories. Prior to joining our company, Mr. Niknam was employed by Three Phoenix Co., Eaton Corp., Tracor Applied Sciences Inc., and Honeywell.

Special Considerations

You should carefully consider the following factors, in addition to those discussed elsewhere in this report, in evaluating our company and our business.

Our reliance on our independent distribution network affects our inventory levels, the timing and predictability of our revenue, and our overall operating results.

We currently market our products through a distribution network consisting primarily of large wholesale distributors and telephone sales and installation companies known as "direct dealers." Distributors generally maintain inventories in amounts that they consider sufficient to fill anticipated orders for at least a two-month period of time. A decline in the volume of sales made by distributors, however, could result in their inventory levels exceeding their anticipated sales, which could delay purchases of additional products from us until the distributors' inventories reach re-ordering levels. Direct dealers generally stock inventories only in quantities they deem sufficient to fill anticipated short-term orders, including orders related to support and maintenance. As a result, distributors and direct dealers may cancel orders and delay or change volume levels on short notice to us. Because the sale of key telephone systems, voice processing products, and related products typically involves a long sales cycle, we may not be able to accurately forecast our own inventory levels. Our reliance on third-party distributors and dealers to sell our products could further exaggerate any inventory shortages or excesses that we might experience, particularly if our distributors or dealers are not able to give us adequate notice of anticipated changes in demand for our products.

Additionally, we offer our distributors price protection on their inventory of our products. If we reduce the list price of our products, we will compensate our distributors for the respective products that remain in their inventory on the date the price adjustment becomes effective. If we do not have sufficient cash resources to compensate distributors on terms satisfactory to them or us, our price protection obligations may prevent us from reacting quickly to competitive market conditions.

We depend upon independent distributors and direct dealers to sell our products to end users, to perform installation services, and to perform service and support functions after the sale. Other telephone system manufacturers compete intensely for the attention of the same distributors and direct dealers, most of which carry products that compete directly with our products. We may not be able to maintain favorable relationships with the distributors and direct dealers that currently carry our product lines in order to encourage them to promote and sell our products instead of those of our competitors. In addition, we may not be able to develop such relationships with additional distributors and dealers in the future.

Graybar accounted for 27% of our sales during 2001, 32% during 2000, and 41% during 1999. Accounts receivable from Graybar comprised approximately 32% of total accounts receivable at December 31, 2001. Our second largest customer in each of the respective years accounted for 9% of our sales during 2001, 12% during 2000, and 11% during 1999. Accounts receivable from our second largest customer comprised approximately 16% of total accounts receivable at December 31, 2001.

We depend on new products and technologies.

We operate in an industry that is characterized by fast-changing technology. As a result, we will be required to expend substantial funds for and commit significant resources to the conduct of continuing product development, including research and development activities and the engagement of additional engineering and other technical personnel. Any failure on our part to anticipate or respond adequately to technological developments, customer requirements, or new design and production techniques, or any significant delays in product development or introduction, could have a material adverse effect on our operations.

Our future operating results will depend to a significant extent on our ability to identify, develop, and market enhancements or improvements to existing product lines as well as to introduce new product lines that compare favorably on the basis of time to introduction, cost, and performance with the product lines offered by our competitors. The success of new product lines depends on various factors, including proper market segment selection, utilization of advances in technology, innovative development of new product concepts, timely completion and delivery of new product lines, efficient and cost-effective features, and market acceptance of our products. Because of the complexity of the design and manufacturing processes required by our products, we may experience delays from time to time in completing the design and manufacture of improvements to existing product lines or the introduction of new product lines. In addition, customers or markets may not accept new product lines. Our failure to design and implement enhancements to existing product lines or failure to introduce new products on a timely and cost-effective basis would adversely affect our future operating results.

Complex software programs, such as those we develop or those developed by other software sources and incorporated into our products, occasionally contain errors that are discovered only after the product has been installed and used by many different customers in a variety of business operations. Although we conduct extensive testing of the software programs included in our products, we may not successfully detect and eliminate all such errors in our products prior to shipment. Significant programming errors in product software could require substantial design modifications that may create delays in product introduction and shipment and that could result in an adverse impact on our goodwill as well as on our operating results.

The telecommunications industry is cyclical.

The telecommunications industry has experienced economic downturns at various times, characterized by diminished product demand, accelerated erosion of average selling prices, and production overcapacity. We have sought to reduce our exposure to industry downturns by targeting our product lines towards small- and medium-sized businesses, which we believe will sustain continued growth in the near and long term, resulting in a steadily increasing demand for enhanced and upgraded telephone systems and voice processing products. However, we may experience substantial period-to-period fluctuations in future operating results because of general industry conditions or events occurring in the general economy. In addition, the size and timing of sales of our new voice processing, IP systems, and computer-telephony products may vary from quarter to quarter to a greater extent in future periods. The expanding importance of these new products could result in significant variations in our overall operating results on a quarterly basis.

We must finance the maintenance and expansion of our business and the development of new products.

To remain competitive, we must continue to make significant investments in research and development, equipment, and facilities. As a result of the increase in fixed costs and operating expenses related to these expenditures, our failure to increase net sales sufficiently to offset the increased costs may adversely affect our operating results. From time to time, we may seek additional equity or debt financing to provide for the expenditures required to maintain or expand our business. We cannot predict the timing and amount of any such capital requirements. Such financing may not be available or, if available, may not be available on terms satisfactory to us. If such financing is not available on satisfactory terms, we may be unable to maintain or expand our business or develop new products at the rate desired and our operating results may be adversely affected. Debt financing increases expenses and must be repaid regardless of our operating results. Equity financing could result in additional dilution to existing stockholders. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources."

We depend on third parties for manufacturing.

We depend upon third parties to manufacture our products. We do not own most of the equipment, tools, and molds used in the manufacturing process, and we have only limited control over the manufacturing processes. As a result, certain difficulties could have a material adverse effect on our business, including any difficulties encountered by the third-party manufacturers that result in

- product defects;
- production delays;
- cost overruns; or
- the inability to fulfill orders on a timely basis.

Our operations would be adversely affected if we were to lose our relationship with any of our suppliers, if any of our suppliers' operations were interrupted or terminated, or if overseas or air transportation services were disrupted even for a relatively short period of time. We do not maintain an inventory of sufficient size to provide protection for any significant period against an interruption of supply, particularly if we were required to locate and use alternative sources of supply.

We face risks associated with international manufacturing sources.

We currently obtain some of our products under various manufacturing arrangements with third-party manufacturers in South Korea, Thailand, Taiwan, and the People's Republic of China. We believe that production of our product lines overseas enables us to obtain these items on a cost basis that enhances our ability to market them profitably. Our reliance on third-party manufacturers to provide personnel and facilities in these countries and the potential imposition of quota limitations on imported goods from certain Far East countries expose us to certain economic and political risks, including the following:

- the business and financial condition of our third-party manufacturers;
- the possibility of expropriation, supply disruption, currency controls, and exchange fluctuations; and
- changes in tax laws, tariffs, and freight rates.

The countries in which some of our products are manufactured have been subject to natural disasters and civil disturbances in the past. These circumstances could affect our ability to obtain some of our products from our overseas manufacturers. Except for a fire that interrupted production at one plant in China during late 1993 and the first part of 1994, we have not experienced any significant shipment interruptions to date. The termination of any of the arrangements with our manufacturers or our inability to obtain products pursuant to such arrangements, even for a relatively short period of time, could have a material adverse effect on our operations.

The countries in which most of our products are manufactured also have been subject to economic problems in the past. Although the economic situation in Asia in recent years has not resulted in any adverse changes in our ability to obtain products or the prices that we pay for our products, an extended period of financial pressure on overseas markets or currency devaluations that result in a financial setback to our overseas manufacturers could have an adverse impact on our operations.

Protectionist trade legislation in either the United States or foreign countries, such as a change in the current tariff structures, export compliance laws, or other trade policies, could adversely affect our ability to purchase our products from foreign suppliers or the price at which we can obtain those products. In November 1999, the United States and China signed an agreement that will lift trade barriers between the two countries and that advances China's efforts to join the World Trade Organization. Special interest groups have raised objections to these efforts, and we cannot be certain whether or to what extent trade relations with China will continue to improve. Any developments that adversely affect trade relations between the United States and China in the future could impact our ability to obtain some of our products from our manufacturers in China.

We rely on LGE as a strategic partner.

We rely on LGE to supply some of our key telephone systems, commercial grade telephones, and voice mail products as well as on LGE's engineering, hardware and circuit development, and manufacturing capabilities. We purchase a significant portion of our key telephone systems and commercial grade telephones from LGE and LGST, an affiliate of LGE. During 2001, we purchased $15.4 million of product from LGE and LGST, constituting approximately 79% of our total purchases in 2001. During 2000, we purchased $20.6 million of product from LGE and LGST, constituting approximately 77% of our total purchases in 2000. We currently obtain products from LGE and LGST on a purchase order basis and cannot provide assurance that we will be able to secure long-term manufacturing arrangements for the products we currently obtain from LGE and LGST. LGE has no formal commitments to support our business or operations.

Markets for our products are intensely competitive, and we cannot assure you that we will be able to compete successfully in the future.

We engage in an intensely competitive business that has been characterized by price erosion, rapid technological change, and foreign competition. We compete with major domestic and international companies. Many of our competitors have greater market recognition and substantially greater financial, technical, marketing, distribution, and other resources than we possess. Emerging companies also may increase their participation in the telephone systems and peripherals markets. Our ability to compete successfully depends on a number of factors both within and outside our control, including the following:

- the quality, performance, reliability, features, ease of use, pricing, and diversity of our product lines;
- the quality of our customer services;
- our ability to address the needs of our customers;
- our success in designing and manufacturing new products, including those implementing new technologies;
- the availability of adequate sources of raw materials, finished components, and other supplies at acceptable prices;
- our suppliers' efficiency of production;
- the performance of our distributors and dealers;
- the rate at which end users upgrade or expand their existing telephone systems, applications, and services;
- new product introductions by our competitors;
- the number, nature, and success of our competitors in a given market; and
- general market and economic conditions.

We currently compete principally on the basis of the technical innovation and performance of our telephone systems, voice processing products, computer-telephony products, and commercial grade telephones, including their ease of use, reliability, cost, timely introduction, delivery schedules, and after-sale service and technical support. We may not continue to be able to compete successfully in the future.

We face risks associated with patents, licenses, and intellectual property.

Our success depends in part upon our ability to protect our proprietary technology. We rely on a combination of copyright, trademark, and trade secret laws, nondisclosure and other contractual agreements, and technical measures to protect our proprietary technology. We have acquired certain patents and patent licenses, and we intend to continue to seek patents on our inventions and manufacturing processes. We face risks associated with our intellectual property, including the following:

- the steps we have taken to protect our proprietary rights may be inadequate to protect misappropriation of such rights;
- third parties may independently develop equivalent or superior technology;
- the process of seeking patent protection can be long and expensive, and patents may not issue from future applications;
- existing patents or any new patents that are issued may not be of sufficient scope or strength to provide us meaningful protection or any commercial advantage;
- we may be subject to or may initiate interference proceedings in the U.S. Patent and Trademark Office, which can demand significant financial and management resources; and
- we may commence litigation to enforce patents or other intellectual property rights, or to defend us against claimed infringement of the rights of others, which could result in substantial cost to us and diversion of our management's attention.

As is typical in the telecommunications industry, we have received from time to time, and in the future may receive, allegations of possible infringement of patents or other intellectual property rights of others. Based on industry practice, we believe that in most cases we could obtain any necessary licenses or other rights on commercially reasonable terms. In the event that a third party alleges that we are infringing its rights, we may not be able to obtain licenses on commercially reasonable terms from the third party, if at all, or the third party may commence litigation against us. The failure to obtain necessary licenses or other rights or the occurrence of litigation arising out of such claims could materially and adversely affect us, our result of operations, or prospects.

We may experience shortages of raw materials and supplies.

The principal raw materials and components used in producing our products consist of

- semiconductor components;
- unfinished printed circuit boards;
- molded plastic parts; and
- metals.

The third-party manufacturers of our products acquire these raw materials primarily from Asian sources, which indirectly subjects us to certain risks, including supply interruptions and currency price fluctuations. Purchasers of these materials, including our third-party manufacturers and us, from time to time experience difficulties in obtaining these materials. The suppliers of these materials currently are adequately meeting our requirements. We also believe that there are alternate suppliers for most of these materials.

We depend on management and other key personnel.

Our development and operations to date have been, and our proposed operations will be, substantially dependent upon the efforts and abilities of our senior management and technical personnel. Although we have employment agreements with William J. Hinz, our Chairman of the Board, and Gregory K. Roeper, our President and Chief Executive Officer, we do not have employment agreements with any of our other executive personnel. However, we maintain agreements with each of our officers and employees that prohibit them from disclosing confidential information obtained while employed with us. The loss of existing key personnel or the failure to recruit and retain necessary additional personnel would adversely affect our business prospects. We cannot provide assurance that we will be able to retain our current personnel or that we will be able to attract and retain necessary additional personnel. Our internal growth and the expansion of our product lines will require additional expertise in such areas as software development, operational management, and sales and marketing. Such growth and expansion activities will increase further the demand on our resources and require the addition of new personnel and the development of additional expertise by existing personnel. Our failure to attract and retain personnel with the requisite expertise or to develop internally such expertise could adversely affect the prospects for our success.

Certain conflicts of interest may arise as a result of LGE's ownership interest in our company.

LGE currently owns approximately 20.4% of our outstanding common stock. We obtain some of our digital telephone systems, commercial grade telephones, and voice mail products from LGE and obtain some of our analog telephone systems and most of our commercial grade telephone and replacement parts for such telephones from LGST, an affiliate of LGE. See Item 1, "Business – Manufacturing" and "Special Considerations –We rely on LGE as a strategic partner." As a result of LGE's direct ownership interest in us, an inherent conflict of interest exists in establishing the volume and terms and conditions of our purchases from LGE and LGST. In order to mitigate such conflicts, all decisions with respect to such purchases will be made by our officers and reviewed by our directors who have no relationship with LGE.

Our stock price may be volatile.

The trading price of our common stock in the public securities market could be subject to a variety of factors, including the following:

- wide fluctuations in response to quarterly variations in our operating results or the operating results of our competitors;
- actual or anticipated announcements of technological innovations or new product developments by us or our competitors;
- significant actual or anticipated expenditures for property or equipment, research and development, sales and marketing activities, or other planned or unanticipated events;
- changes in analysts' estimates of our financial performance;
- developments or disputes concerning proprietary rights;
- regulatory developments;
- general industry conditions; and
- worldwide economic and financial conditions.

The trading volume of our common stock in the past has been limited, which may increase the volatility of the market price for our stock and reduce the liquidity of an investment in shares of our common stock. During certain periods, the stock markets have experienced extreme price and volume fluctuations. In particular, prices for many technology stocks often fluctuate widely, frequently for reasons unrelated to the operating performance of such companies. These broad market fluctuations and other factors may adversely affect the market price of our common stock.

The absence of an active trading market, which may occur if we are required to delist our shares from Nasdaq SmallCap Market, would likely make our common stock an illiquid investment.

The Nasdaq Stock Market has certain rules that must be met in order for a listed company to maintain its listing on Nasdaq. During fiscal 2001, we moved the listing of our common stock from the Nasdaq National Market to the Nasdaq SmallCap Market. We may be required to delist from the Nasdaq SmallCap Market if we fail to comply with those rules. Should that occur, market makers may choose to create a market for our common stock on the over-the-counter bulletin board. If that does not occur, our stock could be traded in the "pink sheets" maintained by the National Quotation Bureau. As a result, investors would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our shares.

Rights to acquire our common stock could result in dilution to other holders of our common stock.

As of March 22, 2002, we had outstanding options to acquire 840,500 shares of our common stock at a weighted average exercise price of $2.93 per share. An additional 107,000 shares remain available for grant under our 1994 Stock Option Plan. During the terms of these options, the holders thereof will have the opportunity to profit from an increase in the market price of the common stock. The existence of these options may adversely affect the terms on which we can obtain additional financing, and the holders of these options can be expected to exercise such options at a time when we, in all likelihood, would be able to obtain additional capital by offering shares of our common stock on terms more favorable to us than those provided by the exercise of these options.

Sales of additional shares of our common stock could have a negative effect on the market price of our common stock.

Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices and could impair our ability to raise capital through the sale of our equity securities. A majority of the restricted shares of common stock currently outstanding are eligible for sale in the public market, subject to compliance with the requirements of Rule 144 under the securities laws. Shares issued upon the exercise of stock options granted under our stock option plan generally will be eligible for sale in the public market. We also have the authority to issue additional shares of common stock and shares of one or more series of preferred stock. The issuance of such shares could dilute the voting power of the currently outstanding shares of our common stock and could dilute earnings per share.

It may be difficult for a third party to acquire us, even if the acquisition would be in the best interest of stockholders.

We are subject to provisions under Delaware corporate law that would require us to obtain certain approvals from our board of directors or stockholders in order to engage in a business combination with an interested stockholder under certain circumstances. Our Amended Certificate of Incorporation and Bylaws also contain a number of other provisions relating to corporate governance and to the rights of stockholders. These provisions

- authorize our board of directors to fill vacancies on our board of directors;
- authorize our board of directors to issue preferred stock in series with such voting rights and other powers as our board of directors may determine; and
- require the affirmative vote of two-thirds of the directors then in office to approve:
  - a public offering of our capital stock;
  - the merger with or the acquisition of another business or the acquisition of a significant amount of the assets of another business;
  - the sale of a significant amount of our assets;
  - our entering into contracts with our stockholders or directors;
  - our assumption or acquisition of debt in excess of $1.0 million; and
  - any amendment of our Amended Certificate of Incorporation and Bylaws of our wholly owned subsidiary Vodavi Communications Systems, Inc.

These provisions in our Amended Certificate of Incorporation and Bylaws and Delaware corporate law may have the effect of making more difficult or delaying attempts by others to obtain control of us, even when these attempts may be in the best interests of stockholders.

We do not pay cash dividends.

We have never paid any cash dividends on our common stock and do not anticipate that we will pay dividends in the foreseeable future. Instead, we intend to retain any earnings to provide funds for use in our business. Furthermore, the terms of the revolving line of credit facility between our wholly owned subsidiary Vodavi Communications Systems, Inc. and General Electric Capital Corporation prohibit our subsidiary from paying dividends to us without the consent of GE Capital. This restriction could limit our ability to pay dividends in the future.

Our operating results could differ materially from the forward-looking statements included in this report.

Some of the statements and information contained in this Report that are not historical facts are forward-looking statements, as such term is defined in the securities laws. These include statements concerning future, proposed, and anticipated activities of our company; certain trends with respect to our revenue, operating results, capital resources, and liquidity; and certain trends with respect to the markets where we compete or the telecommunications industry in general. Forward-looking statements, by their very nature, include risks and uncertainties, many of which are beyond our control. Accordingly, actual results may differ, perhaps materially, from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed elsewhere under this Item 1, "Special Considerations."

ITEM 2. PROPERTIES

We sublease, for a ten year term expiring in December 2011, approximately 55,000 square feet of space in Phoenix, Arizona, where we maintain engineering and design laboratories, a sound engineering laboratory, software development facilities, testing laboratories, product development facilities, customer service support facilities, an employee training facility, warehouse and distribution areas, sales and marketing offices, and administrative and executive offices.

We also lease approximately 16,200 square feet of space in Norcross, Georgia, for a term expiring in August 2002. We maintain software development facilities, engineering and design laboratories, product development facilities, product assembly and testing facilities, warehouse and distribution areas, and sales, marketing, and administrative offices at this location.

We lease, for a term ending in December 2004, approximately 19,500 square feet of space in Scottsdale, Arizona. This space is sub-leased to a third party. We also lease, for a term ending in May 2005, approximately 5,000 square feet of office and warehouse space in Tempe, Arizona that is used in our Vodavi Direct operation.

We believe our facilities are adequate for our reasonably anticipated needs.

ITEM 3. LEGAL PROCEEDINGS

On November 9, 1998, Paradygm Communications, Inc. and R.C. Patel filed a lawsuit against our subsidiary, Vodavi Communications Systems, Inc., or VCS in the United States District Court, Northern District of Georgia, Atlanta Division (Civil Action File No. 1:98-CV-3637-WBH). The complaint alleges that VCS (i) breached its strategic alliance agreement with Paradygm, as well as its warranty of product fitness under the strategic alliance agreement; (ii) failed to provide reasonable technical and sales training assistance to Paradygm's employees to support Paradygm in its efforts to sell products under the agreement; and (iii) engaged in conduct that constitutes intentional or negligent misrepresentation. The complaint requests compensatory, punitive, incidental, and consequential damages, attorneys' fees, plus any additional relief. VCS answered the complaint denying the foregoing allegations, asserting that the complaint fails to state a claim and, for various reasons, the relief sought by Paradygm and Patel is barred. VCS also has filed a counterclaim against Paradygm alleging that Paradygm breached the agreement because of its failure to meet its payment obligations to VCS. The counterclaim requests amounts due pursuant to the strategic alliance agreement, the costs of litigation, and reasonable attorneys' fees. Since filing the initial complaint, Paradygm has been permitted to add Vodavi-CT, Inc., an affiliate of our company, alleging that Vodavi-CT participated in the alleged fraudulent inducement of Mr. Patel. On March 24, 1999, the plaintiffs filed an amended compliant to add our subsidiary Vodavi-CT as an additional defendant. The amended complaint alleges claims against Vodavi-CT similar to those alleged in the original complaint. On July 28, 1999,

Vodavi-CT filed an answer and denied those allegations on the same basis as VCS' original answer. The parties currently are conducting discovery. We are vigorously defending this lawsuit.

From time to time we also are subject to certain asserted and unasserted claims encountered in the normal course of business. We believe that the resolution of these matters will not have a material adverse effect on our financial position or results of operations. We cannot provide assurance, however, that damages that result in a material adverse effect on our financial position or results of operations will not be imposed in these matters.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

We held our 2001 Annual Meeting of Stockholders on October 15, 2001. The following nominees were elected to our Board of Directors to serve until the next annual meeting of stockholders, until their successors are elected or have been qualified, or until their earlier resignation or removal:

Nominee	Votes in Favor	Withheld
William J. Hinz	3,715,150	105,423
Gregory K. Roeper	3,715,150	105,423
Stephen A McConnell	3,715,150	105,423
Emmett E. Mitchell	3,715,150	105,423
Do-Hyun Kim	3,712,225	108,348

Mr. Gilbert H. Engels, a director of our company since January 1996, did not stand for re-election, and his term as a director expired at the annual meeting.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock was quoted in the Nasdaq National Market under the symbol "VTEK" from October 6, 1995 to July 18, 2001, and is now listed on the Nasdaq SmallCap Market. The following table sets forth the high and low sales prices of our common stock on the Nasdaq National Market and the Nasdaq SmallCap Market for the periods indicated.

	High	Low
1999:		
First quarter	$3.63	$2.06
Second quarter	3.13	2.25
Third quarter	3.00	2.16
Fourth quarter	3.19	1.94
2000:		
First quarter	$7.31	$2.75
Second quarter	4.50	1.00
Third quarter	3.78	2.00
Fourth quarter	2.44	1.00
2001:		
First quarter	$2.50	$1.03
Second quarter	1.19	0.63
Third quarter	1.40	0.76
Fourth quarter	1.45	0.76
2002:		
First quarter (through March 22, 2002)	$1.65	$1.24

On March 22, 2002, the closing sales price of our common stock was $1.55 per share. As of March 22, 2002, there were 37 holders of record of our common stock.

Dividend Policy

We have not declared or paid any cash dividends on our common stock and do not intend to declare or pay any cash dividends in the foreseeable future. In addition, our credit facility with GE Capital restricts our ability to pay cash dividends.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data presented below as of and for the year ended December 31, 2001 are derived from our consolidated financial statements, which have been audited by Deloitte & Touche LLP, independent public accounts. The selected consolidated financial data presented below as of and for each of the years in the four-year period ended December 31, 2000 are derived from our consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. The selected consolidated financial information provided below should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of our company and related notes thereto. No dividends were paid during the periods presented.

	Year Ended December 31, (in thousands, except per share amounts)				
Statement of Operations Data:	**2001**	**2000**	**1999**	**1998**	**1997**
Revenue	$ 34,153(1)	$ 47,705	$ 49,811	$ 48,322	$ 47,675
Gross margin	11,170(2)	17,503	17,886	15,802	15,667
Operating expenses	13,183(3)	16,041	15,252	14,358	14,647 (4)
Operating income (loss)	(2,013)	1,462	2,634	1,444	1,020
Interest expense	406	705	676	791	663
Income (loss) before income taxes	(2,419)	757	1,958	653	357
Provision for (benefit from) income taxes	(863)	309	718	(330)	142
Net income (loss)	$ (1,556)	$ 448	$ 1,240	$ 983	$ 215
Net income (loss) per share, diluted	$ (0.37)	$ 0.10	$ 0.29	$ 0.23	$ 0.05
Weighted average shares outstanding, diluted	4,235	4,305	4,344	4,342	4,342

	As of December 31, (in thousands)				
Balance Sheet Data:	**2001**	**2000**	**1999**	**1998**	**1997**
Assets:					
Current assets	$ 14,080	$ 19,938	$ 19,645	$ 16,766	$ 19,507
Property and equipment, net	1,581	2,033	2,356	2,663	2,616
Goodwill, net	1,638	1,772	1,906	2,244	2,395
Other, net	815	1,152	1,307	1,169	1,146
	$ 18,114	$ 24,895	$ 25,214	$ 22,842	$ 25,664
Liabilities:					
Current liabilities	$ 7,045	$ 12,176	$ 13,208	$ 12,044	$ 15,743
Other long-term obligations	41	135	186	199	306
Total liabilities	7,086	12,311	13,394	12,243	16,049
Stockholders' equity	11,028	12,584	11,820	10,599	9,615
	$ 18,114	$ 24,895	$ 25,214	$ 22,842	$ 25,664

(1) Includes special charges of $432 related to price protection obligations.
(2) Cost of goods sold includes special charges of $568 related to inventory impairments.
(3) Includes special charges of $761 related to severance, receivable reserves, and exit costs.
(4) Includes restructuring charges and asset impairments of $819.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates and judgments, including those related to customer incentives, bad debts, sales returns, excess and obsolete inventory, and contingencies and litigation. We base our estimates and judgments on historical experience and on various other factors that are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Customer Incentives

We record estimated reductions to revenue for customer incentive programs, including special pricing agreements, price protection for our distributors, promotions, and other volume-related rebate programs. Our estimates are based on a number of factors, including our assumptions related to customer redemption rates, sales volumes, and inventory levels at our distributors. If actual results differ from our original assumptions, revisions are made to our estimates that could result in additional reductions to our reported revenue in the period the revisions are made. Additionally, if market conditions were to decline, we may take actions to increase the level of customer incentive offerings that could result in an incremental reduction of revenue in the period in which we offer the incentive.

Bad Debts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Additionally, we have a significant concentration of accounts receivable with our largest distributor, Graybar Electric Company, Inc. As of December 31, 2001, Graybar accounted for 32% of our total accounts receivable. If Graybar's financial condition were to deteriorate, resulting in their inability to make payments to us, it could have a material adverse impact on our financial condition and results of operations.

Sales Returns

We maintain allowances for estimated sales returns. While we have distribution agreements with our largest distributors that limit the amount of sales returns on active products, we generally allow unlimited returns of products that we discontinue. Accordingly, the timing and amount of revisions to our estimates for sales returns is largely influenced by our decisions to discontinue product lines and our ability to predict the inventory levels of such products at our largest distributors. Revisions to these estimates have the effect of increasing or decreasing the reported amount of revenue in the period in which the revisions are made. We generally do not accept product returns from our direct dealers unless the product is damaged.

Excess and Obsolete Inventory

We record our inventory at the lower of cost or market value. Our assessment of market value is determined by, among other things, historical and forecasted sales activity, the condition of specific inventory items, and competitive pricing considerations. When the assessed market value is less than the historical cost, provision is made in the financial statements to write-down the carrying amount of the respective inventory items to market value. If actual results are less favorable than our original assumptions for determining market value, additional inventory write-downs may be required.

The above listing is not intended to be a comprehensive list of our accounting policies. See our audited consolidated financial statements and notes thereto, which begin on page F-1 of this Annual Report on Form 10-K, which contain accounting policies and other disclosures required by generally accepted accounting principles in the United States.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of total revenue represented by certain revenue and expense items. The table and the discussion below should be read in conjunction with the consolidated financial statements and notes thereto that appear elsewhere in this report.

	2001	2000	1999
Revenue	100.0%	100.0%	100.0%
Cost of goods sold	67.3	63.3	64.0
Gross margin	32.7	36.7	36.0
Operating expenses:			
Engineering and product development	5.9	3.6	3.2
Selling, general, and administrative	32.7	30.0	27.5
	38.6	33.6	30.7
Operating income (loss)	(5.9)	3.1	5.3
Interest expense, net	1.2	1.5	1.4
Pretax income (loss)	(7.1)	1.6	3.9
Income tax expense (benefit)	(2.5)	0.7	1.4
Net income (loss)	(4.6)%	0.9%	2.5%

2001 Special Charges

During the first quarter of 2001, we implemented a restructuring plan aimed at reducing our operating expenses to coincide with our revised sales outlook. Pursuant to the restructuring plan, we reduced our workforce, discontinued our Interactive Voice Response product group, and implemented broad-based price reductions on certain product lines. These actions created severance-related obligations of $168,000, estimated shut-down costs of $265,000, and estimated distributor price protection obligations of $432,000.

Additionally, in light of deteriorating economic and industry conditions and planned introductions of new products, we re-evaluated the carrying amount of certain receivables and inventory items resulting in additional accounts receivable reserve requirements of $328,000 and inventory impairments of $568,000.

The pre-tax financial impact of these initiatives during the first quarter of 2001 totaled approximately $1.8 million consisting of both cash and non-cash charges. The following table sets forth the components of these special charges included in the accompanying consolidated statement of operations for the year ended December 31, 2001:

	Amount ($000)	Inclusion in Statement of Operations
Non-cash Charges:		
Inventory impairments	$ 568	Cost of goods sold
Allowance for bad debts	328	Selling, general & administrative expenses
Distributor price protection	151	Revenue
Property and equipment	15	Selling, general & administrative expenses
	1,062	
Cash Charges:		
Distributor price protection	281	Revenue
Severance-related costs	168	Selling, general & administrative expenses
Other shut-down costs	250	Selling, general & administrative expenses
	699	
	$ 1,761	

The following table sets forth the activity of accrued cash charges as of December 31, 2001: *(in thousands)*

	Initial Balance	Payments	Balance Dec. 31, 2001
Distributor price protection	$ 281	$ (195)	$ 86
Severance-related costs	168	(114)	54
Other shut-down costs	250	(106)	144
	$ 699	$ 415	$ 284

Fiscal Year Ended December 31, 2001 Compared With Fiscal Year Ended December 31, 2000

Revenue

Revenue during 2001 totaled $34.2 million compared with revenue of $47.7 million in 2000, a reduction of $13.5 million, or 28.4%. Sales to our supply house customers accounted for approximately $18.9 million, or 55% of our total revenue during 2001 compared with $31.2 million, or 65% of our total revenue in 2000, representing a year-over-year decrease of $12.3 million. The decrease in sales to our supply house customers is attributable to (a) a $5.8 million reduction in supply house inventory levels resulting in fewer orders to us; (b) soft market conditions in the small- to mid-sized markets affecting our industry; (c) our decision to reduce prices on certain of our single line telephones and voice mail products; and (d) reduced sales of certain discontinued products.

Revenue in 2001 was also negatively impacted by our decision to exit the retail Interactive Voice Response business during the first quarter of 2001. Revenue attributable to this business totaled $1.3 million during 2001 compared with $2.4 million during 2000, a reduction of 45.8%.

Sales through our *infinite* direct dealer program totaled $14.7 million, or 43% or our total revenue during 2001 compared with $15.0 million, or 31% of our total revenue during 2000. During 2001, we continued our program to focus on selling to fewer, but larger and better-established, dealers. While sales through our *infinite* channel were positively impacted by the introduction of larger dealers, they were negatively impacted by the poor economic and market conditions for small- to mid-sized businesses in the United States and by our decision to reduce prices on certain voice mail products.

Gross Margin

Our gross margin was $11.2 million during 2001 compared with $17.5 million during 2000. Our gross margin as a percentage of total revenue declined to 32.7% during 2001 compared with 36.7% during 2000. The reduction in our gross margin percentage during 2001 is a direct result of (a) inventory impairments and price protection obligations of $1.0 million recorded during the first quarter of 2001; (b) fewer sales to cover the fixed component of costs of goods sold, which includes labor and other warehouse and distribution costs; and (c) price reductions on certain single line telephones and voice mail products, which were slightly offset by price concessions provided to us by our suppliers.

Engineering and Product Development

Engineering and product development expenditures increased 14.7% to $2.0 million during 2001 from $1.7 million during 2000. The increase was primarily due to salaries and related personnel costs associated with additional headcount and field trial expenses. During 2001, we introduced seven new products to the market and continued development efforts on our next generation IP Key Telephone System as well as enhancements to our existing Key Telephone Systems and voice processing products.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses were $11.2 million during 2001 compared with $14.3 million in 2000, a reduction of $3.1 million, or 21.7%. Excluding special charges of approximately $760,000 recorded in the first quarter of 2001, selling, general, and administrative expenses declined by $3.9 million, or 27.1%, from 2000. This decrease is the net effect of a number of factors, including (a) headcount reductions; (b) decreased marketing and promotional expenses; and (c) strict cost controls over discretionary spending.

Interest Expense

Interest expense decreased to $406,000 during 2001 from $ 705,000 during 2000. During 2001, our interest expense was positively impacted by a $3.7 million reduction in our loan balance from the beginning of the year and a reduction of our effective interest rate from 9.15% at the beginning of the year to 4.52% at December 31, 2001.

Income Taxes

We provided for federal and state income taxes using an effective rate of 35.7% during 2001 compared with an effective rate of 40.8% during 2000. The change in effective rates between periods reflects the impact of permanent book/tax differences in loss years versus years with positive pre-tax earnings.

Fiscal Year Ended December 31, 2000 Compared With Fiscal Year Ended December 31, 1999

Revenue

Revenue in 2000 was approximately $47.7 million, a decrease of $2.1 million, or 4.2%, as compared to 1999 revenue of approximately $49.8 million. Sales for the *infinite* product line accounted for an increase of approximately $5.5 million, a 58% increase in sales of those products over 1999. The increase in *infinite* revenue is primarily due to the continued addition, beginning in fourth quarter of 1999, of large-volume, well-qualified new dealers. Triad revenue, our dealer focused channel through our wholesale distribution channel, increased 25% to $11.5 million for 2000 as compared to $9.2 million for 1999.

Approximately $1.3 million of the increase in *infinite* sales is attributable to voice mail sales. Sales of our voice mail products increased due to the introduction of digital voice mail in early 1999 and sales incentives that we offered throughout 2000. These sales incentives encouraged the purchase of voice mail with key telephone systems, or bundling. Revenue for all of our voice processing products through all of our distribution channels increased by $418,000, or 4.3%, in 2000 to approximately $10.2 million.

The decrease in total revenue during 2000 was partially due to the migration from our older digital key telephone systems, which we discontinued in January 2000, to our newer Triad and STARPLUS DHS systems, and the migration of our commercial grade telephones to the new 2700 series of commercial grade telephones, which replaced our 2600 series beginning in June 1999. Other factors included (a) a decision, during the first quarter of 2000, by one of our major wholesale distribution customers to reduce its inventory levels; (b) soft market conditions in the small- to mid-sized markets affecting our industry; and (c) the sale of our repair center in the second quarter of 1999. Repair revenue was approximately $327,000 in 2000 as compared to $772,000 in 1999.

Gross Margin

Gross margins increased to 36.7% of revenue in 2000 as compared with 36.0% in 1999. The improvement in gross margin is primarily due to the enhanced margins associated with our voice processing products and decreased import duties. The voice mail margin improvements are a direct result of the acquisition of the voice mail technology rights in early 1999 and the movement of the manufacturing overseas in late 1999. Additionally, sales of higher margin voice processing products increased to 21.3% of total revenue in 2000 from 19.5% of total revenue in 1999.

Engineering and Product Development

Engineering and product development expenditures increased to approximately $1.7 million in 2000 as compared with $1.6 million in 1999. The increase was primarily due to salaries and related personnel costs associated with additional headcount and field trial expenses.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses increased to approximately $14.3 million in 2000 as compared with $13.7 million in 1999. This increase is the net effect of a number of factors, including (a) continued investment in our sales force beginning in the second quarter of 1999; (b) an increase in professional fees; (c) an increase in the reserve for doubtful accounts receivable; (d) increased efforts in our marketing and sales programs; and (e) decreased expenses due to the sale of our repair center.

Interest Expense

Interest expense remained relatively stable in 2000 as compared to 1999. Interest expense increased by $29,000 to $705,000 as compared to $676,000 in 1999.

Income Taxes

We provided for income taxes using an effective rate of 40.8% in 2000, as compared with an effective rate of 36.7% in 1999. We utilized research and development tax credits of approximately $74,000 in 2000 and $153,000 in 1999, which favorably impacted the effective tax rate in each of those years.

Liquidity and Capital Resources

Our net working capital position was $7.0 million at December 31, 2001 compared with $7.8 million at December 31, 2000. We had a cash balance of $340,000 at December 31, 2001. Changes in working capital that increased our cash position during 2001 included reductions in accounts receivable of $4.0 million and inventory of $1.4 million. Factors that reduced our cash balance during 2001 included a pre-tax operating loss of $2.4 million, cash payments of $3.7 million on our revolving credit facility, purchases of property and equipment of $172,000, and other changes in working capital, including reductions in accounts payable and accrued liabilities of $1.5 million.

As a result of our net operating loss during 2001, and our ability to carry back those losses to prior years in which we paid federal income taxes, we have recorded an income tax receivable as of December 31, 2001 of approximately $839,000, which we expect to receive during the second quarter of 2002.

Our days sales outstanding, calculated on quarterly sales, improved to approximately 71 days as of December 31, 2001 compared with 90 days as of December 31, 2000. The reduction in days sales outstanding is a result of improved credit management as well as a more even distribution of sales during the fourth quarter of 2001 compared with the fourth quarter of 2000. Our days sales outstanding, and our liquidity, is significantly influenced by the timing of payments received from our largest distributors. Our two largest distributors comprised 48% of our total accounts receivable as of December 31, 2001 and 50% of our total accounts receivable as of December 31, 2000.

Our inventory turnover, measured in terms of days sales outstanding on a quarterly basis, remained relatively constant at 84 days as of December 31, 2001 compared with 80 days as of December 31, 2000.

Trade payables and accrued liabilities, including payables to third-party and related-party manufacturers, were approximately $4.5 million as of December 31, 2001 compared with $5.9 million as of December 31, 2000. The reduction in trade payables and accrued liabilities between periods reflects the general slow down in our business and not a change in payment terms from our vendors. We generally pay trade payables within 45 days from the invoice date.

We maintain a $15.0 million credit facility with General Electric Capital Corporation that expires during April 2003. The line of credit bears interest at 2.5% over the 30-day commercial paper rate, or 4.52% as of December 31, 2001. Advances under the line of credit are based upon eligible accounts receivable and inventory of our wholly owned subsidiary Vodavi Communications Systems, Inc., and are secured by substantially all of our assets. The revolving line of credit contains covenants that are customary for similar credit facilities and also prohibit our operating subsidiaries from paying dividends to our company without the consent of GE Capital. As of December 31, 2001, we were in compliance with all of the covenants.

We had total borrowing capacity of approximately $8.9 million under the credit facility at December 31, 2001, of which $2.6 million was outstanding and $6.3 million was unused and available.

During March 2002 we acquired substantially all of the assets and assumed certain liabilities of DataSpeak Systems, Inc., an Arizona-based dealer of our products. Under the terms of the purchase agreement, we paid cash of $624,000 and issued 100,000 shares of restricted common stock. The cash portion of the acquisition was funded through proceeds available under our credit facility.

We have no special purpose entities or off balance sheet financing arrangements, commitments, or guarantees other than certain long-term operating lease agreements for our office and warehouse facilities and short-term purchase commitments to our third-party suppliers.

The following table sets forth all known commitments as of December 31, 2001 and the year in which those commitments become due or are expected to be settled *(in thousands)*:

Year	Operating Leases	Credit Facility	Purchase Commitments	Accounts Payable & Accrued Liabilities	Total
2002	$ 1,102	$ --	$ 3,715	$ 4,452	$ 9,269
2003	965	2,593	--	--	3,558
2004	965	--	--	--	965
2005	785	--	--	--	785
2006	785	--	--	--	785
Thereafter	3,927	--	--	--	3,927
Total	$ 8,529	$ 2,593	$ 3,715	$ 4,452	$ 19,289

We are a defendant in various lawsuits. See Item 3, "Legal Proceedings." We have not made any material provisions in our financial statements for these lawsuits. The imposition of damages in any of these matters could have a material adverse effect on our results of operations and financial position.

From time to time we also are subject to certain asserted and unasserted claims encountered in the normal course of business. We believe that the resolution of these matters will not have a material adverse effect on our financial position or results of operations. We cannot provide assurance, however, that damages that result in a material adverse effect on our financial position or results of operations will not be imposed in these matters.

We believe that our working capital and credit facilities are sufficient to fund our capital needs during the next 12 months. Although we currently have no acquisition targets, we intend to continue to explore acquisition opportunities as they arise and may be required to seek additional financing in the future to meet such opportunities.

International Manufacturing Sources

We currently obtain most of our products under various manufacturing arrangements with third-party manufacturers in Asia, including LGE who owns approximately 20.4% of our outstanding common stock. As of the date of this report, we do not believe that the current economic or political environment in Asia will have any adverse impact on our operations.

Impact of Recently Issued Standards

In 2001, the FASB issued Statement No. 141, *Accounting For Business Combinations*, and Statement No. 142, *Goodwill And Other Intangible Assets*. These statements modify accounting for business combinations after June 30, 2001 and will affect our treatment of goodwill and other intangible assets effective January 1, 2002. The statements require that goodwill existing at the date of adoption be reviewed for possible impairment and that impairment tests be performed at least annually, with impaired assets written-down to fair value. Additionally, existing goodwill and intangible assets must be assessed and classified consistent with the statements' criteria. Intangible assets with estimated useful lives will continue to be amortized over those periods. Amortization of goodwill and intangible assets with indeterminate lives will cease. Goodwill amortization expense was $134,000, $134,000, and $141,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

We have determined that upon adoption of these statements on January 1, 2002, the entire $1.6 million carrying amount of the goodwill was impaired. This determination was based principally on the total market value of our issued and outstanding common stock on January 1, 2002 of $5.5 million compared with our book value on December 31, 2001 of $11.0 million. In accordance with SFAS No. 142, early adoption is not permitted. Therefore, the goodwill impairment will be recognized in the first quarter of 2002 as a change in accounting principle. Except as disclosed above, the adoption of these statements is not expected to have a material impact on our financial condition or results from operations.

In October 2001, the FASB issued SFAS No. 144 "Accounting for Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement also extends the reporting requirements to report separately, as discontinued operations, components of an entity that have either been disposed of or are classified as held-for-sale. We adopted the provisions of SFAS No. 144 effective January 1, 2002. The adoption of this statement did not have any impact on our financial condition or results from operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As of December 31, 2001, we did not participate in any derivative financial instruments or other financial and commodity instruments for which fair value disclosure would be required under Statement of Financial Accounting Standards No. 107. We do not hold investment securities that would require disclosure of market risk.

Our market risk exposure is limited to interest rate risk associated with our credit instruments. We incur interest on loans made under a revolving line of credit at variable interest rates of 2.50% over the 30 day commercial paper rate, a total of 4.52% at December 31, 2001. The principal of loans under this line of credit is due in April 2003. At December 31, 2001, we had outstanding borrowings on the line of credit of approximately $2.6 million.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

Reference is made to the financial statements, the report thereon, and the notes thereto commencing at page F-1 of this Report, which financial statements, report, and notes are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this Item relating to directors of our company is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Securities Exchange Act of 1934 for our 2002 Annual Meeting of Stockholders. The information required by this Item relating to our executive officers is included in Item 1, "Our Business – Executive Officers."

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2002 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2002 Annual Meeting of Stockholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2002 Annual Meeting of Stockholders.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) Financial Statements and Financial Statement Schedules

(1) Financial Statements are listed in the Index to Consolidated Financial Statements on page F-1 of this report.

(2) Financial Statement Schedules: Schedule II, Valuation and Qualifying Accounts is set forth on page S-3 of this report.

(b) Reports on Form 8-K.

None.

(c) Exhibits

Exhibit Number	Exhibit
3.1	Amended Certificate of Incorporation of the Registrant (l)
3.2	Amended and Restated Bylaws of the Registrant (l)
4.1	Form of Certificate representing shares of Common Stock, par value $.001 per share (1)
10.9	Vodavi Technology, Inc. Second Amended and Restated 1994 Stock Option Plan (4)
10.12	Vodavi Key System Agreement dated April 4, 1994 between GoldStar Telecommunication Co., Ltd., and Vodavi Communication Systems, a division of Executone Information Systems, Inc. (l)
10.13	Vodavi Single Line Telephone Agreement dated April 4,1994 between Srithai GoldStar Co., Ltd., and Vodavi Communication Systems, Inc., a division of Executone Information Systems, Inc. (l)
10.13A	Vodavi Single Line Telephone Agreement Extension dated April 4, 1997 between Vodavi Communications Systems, Inc. and L.G. Srithai Electronics Co., Ltd. (2)
10.15	Assignment and Assumption Agreement dated April 11, 1994 between Executone Information Systems, Inc. and V Technology Acquisition Corp. (l)
10.19	OEM Agreement dated as of June 19, 1995, between Tecom Co., Ltd. and Vodavi Communications Systems, Inc. (3)
10.23	Amended and Restated Credit Agreement dated as of April 11, 1994 between Vodavi Communications Systems, Inc. and General Electric Capital Corporation, as Amended and Restated as of June 11, 1997 (2)
10.24	First Amendment to Stock Pledge and Security Agreement dated as of June 11, 1997, between Vodavi Technology, Inc. and General Electric Capital Corporation (2)
10.25	Security Agreement dated as of June 11, 1997 between Enhanced Systems, Inc. and General Electric Capital Corporation (2)
10.28	Trademark Security Agreement, dated as of June 11, 1997, by and between Vodavi Communications Systems, Inc. and General Electric Capital Corporation (2)
10.29	Trademark Security Agreement dated as of June 11, 1997, by and between Enhanced Systems, Inc. and General Electric Capital Corporation (2)
10.35	Repair and Refurbishment Agreement dated June 24, 1999, between Vodavi Communication Systems, Inc. and Aztec International LLC (5)
10.36	License Agreement dated May 17, 1999, between Santa Barbara Connected Systems Corporation and Vodavi Technology, Inc. (5)
10.37	Object Code Software License Agreement dated May 24, 1999, between D2 Technologies, Inc. and Vodavi Technology, Inc. (5)
10.38	Fourth Amendment to Credit Agreement between Vodavi Communications Systems, Inc. and General Electric Capital Corporation (6)
10.40	Employment Agreement dated October 1, 1999, between William J. Hinz and Vodavi Technology, Inc. (7)
10.41	Employment Agreement dated October 1, 1999, between Gregory K. Roeper and Vodavi Technology, Inc. (7)

10.42 Second Amendment to Amended and Restated Credit Agreement dated October 31, 1999, between Vodavi Communications Systems, Inc. and General Electric Capital Corporation (7)

10.43 Third Amendment to Amended and Restated Credit Agreement dated October 9, 2000, between Vodavi Communications Systems, Inc. and General Electric Capital Corporation (8)

10.44 Waiver and Amendment of Credit Agreement dated May 11, 2001, between Vodavi Communications Systems, Inc. and General Electric Capital Corporation (9)

10.45 Sublease Agreement dated August 8, 2001, between Vodavi Communications Systems, Inc. and SpeedFam-IPEC, Inc. (10)

10.46 Employment Agreement, effective October 1, 2001, between Gregory K. Roeper and Vodavi Technology, Inc.

21 List of Subsidiaries

23.1 Consent of Deloitte and Touche LLP

23.2 Consent of Arthur Andersen LLP

---

(1) Incorporated by reference to Registration Statement on Form S-1 (No. 33-95926) and amendments thereto which became effective on October 6, 1995.

(2) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, as filed on August 11, 1997.

(3) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as filed on April 1, 1996.

(4) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as filed on March 31, 1998 and as amended on Form 10-K/A filed on April 30, 1998.

(5) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, as filed on August 16, 1999.

(6) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, as filed on November 12, 1999.

(7) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as filed on March 27, 2000.

(8) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, as filed on November 14, 2000.

(9) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, as filed on May 15, 2001.

(10) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, as filed on November 13, 2001.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VODAVI TECHNOLOGY, INC.

Date: March 27, 2002

By: /s/ Gregory K. Roeper
Gregory K. Roeper
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ William J. Hinz William J. Hinz	Chairman of the Board	March 27, 2002
/s/ Gregory K. Roeper Gregory K. Roeper	President, Chief Executive Officer, and Director (Principal Executive Officer)	March 27, 2002
/s/ David A. Husband David A. Husband	Vice President – Finance, Chief Financial Officer, and Secretary (Principal Financial and Accounting Officer)	March 27, 2002
/s/ Jack A. Henry Jack A. Henry	Director	March 27, 2002
/s/ Kyeong-Woo Lee Kyeong-Woo Lee	Director	March 27, 2002
/s/ Stephen A McConnell Stephen A McConnell	Director	March 27, 2002
/s/ Emmett E. Mitchell Emmett E. Mitchell	Director	March 27, 2002
/s/ Frederick M. Pakis Frederick M. Pakis	Director	March 27, 2002

VODAVI TECHNOLOGY, INC. AND SUBSIDIARIES
Index to Consolidated Financial Statements and Schedule

	Page
Independent Auditors' Report – Deloitte & Touche LLP	F-2
Report of Independent Public Accountants – Arthur Andersen LLP	F-3
Consolidated Balance Sheets as of December 31, 2001 and 2000	F-4
Consolidated Statements of Operations for the Years Ended December 31, 2001, 2000, and 1999	F-5
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2001, 2000, and 1999	F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2000, and 1999	F-7
Notes to Consolidated Financial Statements	F-8
Independent Auditors' Report on Schedules – Deloitte & Touche LLP	S-1
Report of Independent Public Accounts – Arthur Andersen LLP	S-2
Schedule II -- Valuation and Qualifying Accounts	S-3

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Vodavi Technology, Inc.

We have audited the accompanying consolidated balance sheet of Vodavi Technology, Inc. and subsidiaries as of December 31, 2001, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Vodavi Technology, Inc. and subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Phoenix, Arizona
February 8, 2002
(March 4, 2002 as to Note 10)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Vodavi Technology, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheet of Vodavi Technology, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 2000, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vodavi Technology, Inc. and Subsidiaries as of December 31, 2000, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP
Phoenix, Arizona
February 2, 2001

VODAVI TECHNOLOGY, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
In thousands except share amounts

	December 31, 2001	December 31, 2000
Assets		
Current Assets		
Cash	$ 340	$ 564
Accounts receivable, net of reserves for doubtful accounts and sales returns of $730 in 2001 and $1,582 in 2000	6,996	11,797
Inventories	5,331	6,707
Income tax receivable	839	--
Prepared expenses and other	574	870
Total current assets	14,080	19,938
Property and Equipment, net	1,581	2,033
Goodwill, net	1,638	1,772
Deferred Income Taxes	622	735
Other-Long-Term Assets, net	193	417
	$ 18,114	$ 24,895
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 1,454	$ 1,374
Accrued liabilities	1,437	1,302
Accrued rebates	577	859
Accounts payable to stockholder	984	2,382
Revolving credit facility borrowings	2,593	6,259
Total current liabilities	7,045	12,176
Other Long-Term Obligations	41	135
Commitments and Contingencies (Note 4)		
Stockholders' Equity:		
Preferred stock, $.001 par value, 1,000,000 shares authorized; no shares issued or outstanding	--	--
Common stock, $.001 par value, 10,000,000 shares authorized; 4,553,488 shares issued at December 31, 2001 and 2000	5	5
Additional paid-in capital	13,363	13,363
Accumulated deficit	(1,581)	(25)
Treasury stock, at cost; 318,700 shares at December 31, 2001 and 2000	(759)	(759)
	11,028	12,584
	$ 18,114	$ 24,895

The accompanying notes are an integral part of these consolidated financial statements.

VODAVI TECHNOLOGY, INC. AND SUBSIDIARIES

Consolidated Statements of Operations
In thousands except per share amounts

	Years Ended December 31,		
	2001	2000	1999
Revenue, Net	$ 34,153	$ 47,705	$ 49,811
Cost of Goods Sold	22,983	30,202	31,925
Gross Margin	11,170	17,503	17,886
Operating Expenses:			
Engineering and product development	1,998	1,742	1,568
Selling, general and administrative	11,185	14,299	13,684
	13,183	16,041	15,252
Operating Income (Loss)	(2,013)	1,462	2,634
Interest Expense	406	705	676
Income (Loss) Before Income Taxes	(2,419)	757	1,958
Provision for (Benefit from) Income Taxes	(863)	309	718
Net Income (Loss)	$ (1,556)	$ 448	$ 1,240
Basic Earnings (Loss) per Share	$ (0.37)	$ 0.10	$ 0.29
Diluted Earnings (Loss) per Share	$ (0.37)	$ 0.10	$ 0.29
Weighted Average Shares Outstanding – Basic	4,235	4,273	4,340
Weighted Average Shares Outstanding – Diluted	4,235	4,305	4,344

The accompanying notes are an integral part of these consolidated financial statements.

VODAVI TECHNOLOGY, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity
In thousands except share amounts

	Common Stock		Additional Paid-In	Accumulated	Treasury Stock		
	Shares Issued	Amount	Capital	Deficit	Shares	Value	Total
Balance, December 31, 1998	4,342,238	$ 4	$ 12,308	$ (1,713)	--	$ --	$ 10,599
Net income	--	--	--	1,240	--	--	1,240
Purchase of common stock	--	--	--	--	(16,800)	(45)	(45)
Warrants issued	--	--	26	--	--	--	26
Balance, December 31, 1999	4,342,238	4	12,334	(473)	(16,800)	(45)	11,820
Net income	--	--	--	448	--	--	448
Purchase of common stock	--	--	--	--	(301,900)	(714)	(714)
Options exercised	211,250	1	836	--	--	--	837
Tax benefit on stock option exercises	--	--	193	--	--	--	193
Balance, December 31, 2000	4,553,488	5	13,363	(25)	(318,700)	(759)	12,584
Net loss	--	--	--	(1,556)	--	--	(1,556)
Balance, December 31, 2001	4,553,488	$ 5	$ 13,363	$ (1,581)	(318,700)	$ (759)	$ 11,028

The accompanying notes are an integral part of these consolidated financial statements.

VODAVI TECHNOLOGY, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
In thousands

	Years ended December 31, 2001	2000	1999
Cash flows from Operating Activities:			
Net income (loss)	$ (1,556)	$ 448	$ 1,240
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	988	940	830
Tax benefit on stock option exercises	--	193	--
Provision for doubtful accounts and sales returns	839	628	589
Deferred taxes	113	154	(162)
Rent equalization	(94)	(51)	(13)
Loss on sale of repair center division	--	--	86
Changes in working capital:			
Accounts receivable	3,962	(2,362)	(1,898)
Inventories	1,376	196	(627)
Income tax receivable	(839)	--	--
Prepaid expenses and other	296	167	(338)
Other long-term assets	(6)	(191)	462
Accounts payable and accounts payable to stockholder	(1,318)	766	635
Accrued liabilities and accrued rebates	(147)	615	(307
Net cash flows provided by operating activities	3,614	1,503	497
Cash flows from Investing Activities:			
Cash paid for license agreement	--	--	(500)
Cash paid to acquire property and equipment	(172)	(291)	(387)
Net proceeds from disposition of repair center division	--	--	50
Cash received on notes receivable	--	114	281
Net cash flows used in investing activities	(172)	(177)	(556)
Cash Flows from Financing Activities:			
Net borrowings (payments) on revolving credit facility	(3,666)	(2,413)	961
Payments on capital leases	--	--	(125)
Purchase of common stock	--	(714)	(45)
Stock options exercised	--	837	--
Net cash flows provided by (used in) financing activities	(3,666)	(2,290)	791
Change in Cash	(224)	(964)	732
Cash, beginning of period	564	1,528	796
Cash, end of period	$ 340	$ 564	$ 1,528

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

a. Nature of Business

Vodavi Technology, Inc., a Delaware corporation, and subsidiaries (the Company), designs, develops, markets, and supports a broad range of business telecommunications solutions, including digital telephone systems, voice processing systems, and computer-telephony products for a wide variety of business applications. The Company markets its products primarily in the United States through a distribution network consisting of wholesale distributors, direct dealers, and its own sales personnel.

The Company currently obtains most of its products from manufacturers located in South Korea, Thailand, Taiwan, and the People's Republic of China. While the Company believes that production of its product lines overseas enhances its profitability, these arrangements expose the Company to certain economic and political risks. The Company does not own most of the equipment, tools and molds used in the manufacturing process and has only limited control over the manufacturing of its products. A majority of these purchases are made from a stockholder (see Note 7).

b. Customer Concentrations

Sales to the Company's largest distributor, Graybar Electric Company, Inc., accounted for 27%, 32%, and 41% of total revenues during 2001, 2000 and 1999, respectively. During the same periods, sales to the Company's second largest distributor accounted for an additional 9%, 12%, and 11% of total revenues, respectively. Accounts receivable from the two largest distributors comprise 48% and 50% of total accounts receivable as of December 31, 2001 and 2000, respectively. No other customers accounted for more than 10% of the Company's revenues.

c. Principles of Consolidation

The consolidated financial statements include the accounts of Vodavi Technology, Inc. and its wholly owned subsidiaries Vodavi Communications Systems, Inc. (VCS), and Vodavi-CT, Inc. (Vodavi-CT), formerly known as Enhanced Systems, Inc. (together herein referred to as the Company). In February 2002, Vodavi Direct, Inc. was formed as a wholly owned subsidiary of VCS (see Note 10). All material intercompany transactions have been eliminated in consolidation.

d. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Estimates are used in accounting for, among other things, customer incentive programs, allowances for doubtful accounts and sales returns, price protection, reserves for excess inventory and obsolescence, and contingencies and litigation. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

e. Inventories

Inventories consist of purchased finished products from third-party manufacturers and are stated at the lower of cost (first-in, first-out method) or market. The Company's assessment of market value is determined by, among other things, historical and forecasted sales activity, the condition of specific inventory items, and competitive pricing considerations. When the assessed market value is less than the historical cost, provision is made in the financial statements to reduce the carrying amount of the respective inventory items to market value.

The Company generally takes title to inventory when it is shipped.

f. Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the assets or the term of the lease. When property or equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations for the period.

Property and equipment and the related useful lives consist of the following as of December 31, 2001 and 2000, respectively.

Type of Asset	Useful Life In Years	2001	2000
		($000)	($000)
Office and computer equipment	5	$ 2,825	$ 2,741
Furniture and fixtures	10	409	346
Tooling and manufacturing equipment	5-8	1,662	1,693
		4,896	4,780
Less – accumulated depreciation		(3,315)	2,747)
		$ 1,581	$ 2,033

Depreciation expense was $627,000, $614,000, and $604,000, for the years ended December 31, 2001, 2000, and 1999, respectively.

g. Goodwill

Goodwill represents the cost in excess of the estimated fair values of tangible assets and liabilities acquired. Goodwill is being amortized on the straight-line method over 20 years. Amortization expense was $134,000, $134,000, and $141,000, for the years ended December 31, 2001, 2000, and 1999, respectively. Accumulated amortization was $1,037,000 and $903,000 at December 31, 2001 and 2000, respectively.

h. Other Long Term Assets

Other long-term assets consists principally of acquired licensing rights, including a licensing agreement the Company entered into in 1999 to acquire the licensing and manufacturing rights to certain voice mail products for $500,000. This agreement is being amortized utilizing a useful life of three years. Amortization expense related to this asset was $167,000 for each of the years ended December 31, 2001 and 2000 and $42,000 for the year ended December 31, 1999. The various other licensing-related assets are being amortized over their remaining useful lives.

i. Impairment of Long-Lived Assets

Goodwill and other long-lived assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount of the assets may not be recoverable. If events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, the Company compares the carrying value of the assets to the sum of the expected future cash flows (undiscounted and without interest charges) to be generated by the assets and their ultimate disposition. If the sum of the undiscounted cash flows is less then the carrying value, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed are valued at the lower of carrying value or fair value, less costs to sell.

j Recent Accounting Pronouncements

In 2001, the FASB issued Statement No. 141, *Accounting For Business Combinations*, and Statement No. 142, *Goodwill And Other Intangible Assets*. These Statements modify accounting for business combinations after June 30, 2001 and will affect the Company's treatment of goodwill and other intangible assets effective January 1, 2002. The Statements require that goodwill existing at the date of adoption be reviewed for possible impairment and that impairment tests be performed at least annually, with impaired assets written-down to fair value. Additionally, existing goodwill and intangible assets must be assessed and classified consistent with the Statements' criteria. Intangible assets with estimated useful lives will continue to be amortized over those periods. Amortization of goodwill and intangible assets with indeterminate lives will cease. Goodwill amortization expense was $134,000, $134,000, and $141,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

The Company has determined that upon adoption of these Statements on January 1, 2002, the entire $1.6 million carrying amount of the goodwill was impaired. This determination was based principally on the total market value of the Company's issued and outstanding common stock on January 1, 2002 of $5.5 million compared to the Company's book value on December 31, 2001 of $11.0 million. In accordance with SFAS No. 142, early adoption is not permitted. Therefore, the goodwill impairment will be recognized in the first quarter of 2002 as a change in accounting principle.

Except as disclosed above, the adoption of these Statements is not expected to have a material impact on the Company's financial condition or results from operations.

In October 2001, the FASB issued SFAS No. 144 "Accounting for Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement also extends the reporting requirements to report separately, as discontinued operations, components of an entity that have either been disposed of or are classified as held-for-sale. We adopted the provisions of SFAS No. 144 effective January 1, 2002. The adoption of this statement did not have any impact on our financial condition or results from operations.

k. Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is unlikely that some or all of the deferred tax assets will be realized.

l. Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collectibility is probable. Generally, all of these conditions are met at the time the Company ships products to customers. Additionally, revenues from software sales were recognized when delivery had occurred, the license fee was fixed and determinable, collectibility was probable and evidence of an arrangement existed. Software maintenance and support revenues were recognized ratably over the term of the contract, generally twelve months. Revenues from professional services for customization of software are generally recognized under two methods, depending on contractual terms. Under the time and materials method, revenue is based on a fee-per-hour basis and is recognized as hours are completed. Under the fixed contract method, a pre-set fee is agreed upon for a project, and revenue is recognized proportionately to the percentage completion of the project.

m. Stock Option Plans

Statement of Financial Accounting Standard (SFAS) No. 123, *Accounting for Stock-Based Compensation*, encourages entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and provide pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method as defined in SFAS No. 123 had been applied. The Company applies the recognition provisions of APB No. 25 and provides the pro forma disclosure provisions of SFAS No. 123 (see Note 5).

n. Earnings Per Share

In accordance with SFAS No. 128, *Earnings Per Share*, the Company displays basic and diluted earnings per share (EPS). Basic EPS is determined by dividing net income by the weighted average number of common shares outstanding. The basic weighted average number of common shares outstanding excludes all dilutive securities. Diluted EPS is determined by dividing net income by the weighted average number of common shares and dilutive securities outstanding.

A reconciliation of the numerator and denominator (weighted average number of shares outstanding) of the basic and diluted EPS computation is as follows:

	2001	2000	1999
	(in thousands, except per share data)		
Net Income (loss)	$ (1,556)	$ 448	$ 1,240
Weighted average common shares for basic earnings per share	4,235	4,273	4,340
Effect of dilutive stock options(1)	--	32	4
Weighted average common shares for diluted earnings per share	4,235	4,305	4,344
Basic earnings per share	$ (0.37)	$ 0.10	$ 0.29
Diluted earnings per share	$ (0.37)	$ 0.10	$ 0.29

(1) Dilutive securities are calculated using the treasury stock method and the average market price during the period. Options on 646,500, 328,000 and 537,300 shares had an exercise price greater than the average market price during the years ended December 31, 2001, 2000, and 1999, respectively, and therefore did not enter into the earnings per share calculation.

o. Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, accounts payable, payable to related parties, and accrued liabilities approximate fair values due to the short-term maturities of these instruments. As the revolving credit facility bears a variable interest rate at 2.5% over the 30 day commercial paper rate, the carrying value approximates fair value.

p. Segments

The Company operates in one reportable segment, the distribution of business telecommunications equipment. Accordingly, the Company has only presented financial information for its one reportable segment.

2. Special Charges

During the first quarter of 2001, the Company implemented a restructuring plan aimed at reducing its operating expenses to coincide with its then current sales outlook. Pursuant to the restructuring plan, the Company reduced its workforce by approximately 20 percent, discontinued its Interactive Voice Response product group, and implemented broad-based price reductions on certain voice mail products and single-line telephones. These actions created severance-related obligations of $168,000, estimated shut-down costs of $265,000, and estimated distributor price protection obligations of $432,000.

Additionally, in light of deteriorating economic and industry conditions and planned introductions of new products, the Company re-evaluated the carrying amount of certain receivables and inventory items resulting in additional accounts receivable reserve requirements of $328,000 and inventory impairments of $568,000.

The pre-tax financial impact of these initiatives during the first quarter of 2001 totaled approximately $1.8 million consisting of both cash and non-cash charges. The following table sets forth the components of these special charges included in the accompanying consolidated statement of operations for the year ended December 31, 2001:

	Amount ($000)	Inclusion in Statement of Operations
Non-cash Charges:		
Inventory impairments	$ 568	Cost of goods sold
Allowance for bad debts	328	Selling, general & administrative expenses
Distributor price protection	151	Revenue
Property and equipment	15	Selling, general & administrative expenses
	1,062	
Cash Charges:		
Distributor price protection	281	Revenue
Severance-related costs	168	Selling, general & administrative expenses
Other shut-down costs	250	Selling, general & administrative expenses
	699	
	$ 1,761	

The following table sets forth the activity of accrued cash charges as of December 31, 2001: *(in thousands)*

	Initial Balance	Payments	Balance Dec. 31, 2001
Distributor price protection	$ 281	$ (195)	$ 86
Severance-related costs	168	(114)	54
Other shut-down costs	250	(106)	144
	$ 699	$ 415	$ 284

The remaining balance of $284,000 is included in current liabilities in the accompanying consolidated balance sheet at December 31, 2001 and is expected to be paid in 2002.

The following table sets forth for the periods presented the total revenue and operating income (loss) contributed by the Interactive Voice Response product group that was discontinued in the first quarter of 2001: *(in thousands)*

	2001	2000	1999
Revenue	$ 1,331	$ 2,420	$ 2,960
Operating income (loss)	(359)	(186)	(210)

3. Revolving Credit Facility

As of December 31, 2001, the Company had a $15.0 million revolving credit facility with a financial institution. Available borrowings under the facility are based on eligible inventory and accounts receivable and are secured by substantially all of the Company's assets. Interest is payable monthly at a variable rate based on the 30-day commercial paper rate plus 2.50% (4.52% and 9.15% at December 31, 2001 and 2000, respectively). The credit facility expires in April 2003. At December 31, 2001, $2.6 million was outstanding on the revolving credit facility with an additional $6.3 million available for use.

The credit agreement contains certain financial covenants that are customary for similar credit facilities and also prohibits the Company's operating subsidiaries from paying dividends to the Company without the consent of the financial institution. At December 31, 2001, the Company was in compliance with these financial covenants.

4. Commitments and Contingencies

a. Legal Matters

On November 9, 1998, Paradygm Communications, Inc. (Paradygm) and R.C. Patel (Patel) filed a lawsuit against the Company's wholly owned subsidiary VCS in the Superior Court of Gwinnett County, Georgia (Case No. 98A87446). The complaint alleges that VCS (i) breached its strategic alliance agreement with Paradygm, as well as its warranty of product fitness under the strategic alliance agreement; (ii) failed to provide reasonable technical and sales training assistance to Paradygm's employees to support Paradygm in its efforts to sell products under the agreement; and (iii) engaged in conduct that constitutes intentional or negligent misrepresentation. The complaint requests compensatory, punitive, incidental, and consequential damages, attorneys' fees, plus any additional relief. VCS answered the compliant denying the foregoing allegations, asserting that the compliant fails to state a claim and, for various reasons, the relief sought by Paradygm and Patel is barred. VCS also has filed a counterclaim against Paradygm alleging that Paradygm breached the agreement because of its failure to meet its payment obligations to VCS. The counterclaim requests amounts due pursuant to the strategic alliance agreement, the costs of litigation, and reasonable attorneys' fees. Since filing the initial complaint, Paradygm has been permitted to add Vodavi-CT alleging that Vodavi-CT participated in the alleged fraudulent inducement of Mr. Patel.

On December 21, 1998, the case was removed from the Superior Court to the United States District Court for the Northern District of Georgia – Atlanta Division. On July 28, 1999, Vodavi-CT filed an answer and denied those allegations on the same basis as VCS' original answer. The parties are currently conducting discovery. The Company is vigorously defending this lawsuit. No provision has been made in the consolidated financial statements.

From time to time the Company is subject to certain asserted and unasserted claims encountered in the normal course of business. It is the Company's belief that the resolution of these matters will not have a material adverse effect on our financial position or results of operations, however, we cannot provide assurance that damages that result in a material adverse effect on our financial position or results of operations will not be imposed in these matters.

b. Operating Leases

The Company has entered into long-term operating lease agreements for all of its office and warehouse facilities. Minimum payments under the Company's lease agreements are as follows:

Years Ending December 31,	Operating Leases *(in thousands)*
2002	$ 1,102
2003	965
2004	965
2005	785
2006	785
Thereafter	3,927
Total Minimum lease commitments	8,529
Total minimum noncancellable sublease rentals	(558)
	$ 7,971

Certain of the Company's lease agreements provide for initial periods of free or discounted rental payments. Rent expense is recognized on a straight-line basis and was approximately $1,112,000 for each of the years ended December 31, 2001, 2000, and 1999, respectively. The difference between rent expensed and rent paid ("rent equalization") was $94,000, $51,000, and $13,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

c. 401(k) Profit Sharing Plan

The Company sponsors a profit sharing plan (the 401(k) Plan) pursuant to Section 401(k) of the Internal Revenue Code of 1986. The 401(k) Plan covers substantially all full-time employees who meet the eligibility requirements and provides for a discretionary profit sharing contribution by the Company and an employee elective contribution with a discretionary Company matching provision. The Company expensed discretionary contributions pursuant to the 401(k) Plan in the amounts of $63,000, $76,000, and $68,000, for the years ended December 31, 2001, 2000, and 1999, respectively.

5. Stockholders' Equity

a. Treasury Stock

In the fourth quarter of 1999, the Company began acquiring shares of its common stock in connection with a stock repurchase program authorized by the Company's Board of Directors in October 1999. That program authorized the Company to purchase up to 400,000 common shares over a six-month period, which was subsequently extended through June 2001, on the open market or pursuant to negotiated transactions at price levels the Company deems attractive. As of December 31, 2001, the Company had purchased 318,700 shares at an aggregate cost of $759,000.

b. Warrants

In February 1999, pursuant to a marketing agreement with its former investor relations firm, the Company issued warrants for 122,500 shares of the Company's common stock at prices between $4.00-$6.50 per share. The Company valued these warrants at $26,000 utilizing the Black-Scholes option pricing model, and amortized this amount to expense over the 12-month period of the initial agreement. The Company terminated their agreement with the firm in November 2000. The warrants expired unexercised in 2001.

c. Vodavi Technology, Inc. 1994 Stock Option Plan

The Vodavi Technology, Inc. 1994 Stock Option Plan (the Plan), as amended, provides for the granting of (a) options to purchase shares of the Company's common stock, (b) stock appreciation rights, (c) shares of the Company's common stock, or (d) other cash awards related to the value of the Company's common stock. Under the Plan, options and other awards may be issued to key personnel of the Company. The options issued may be incentive stock options or nonqualified stock options. The Plan also includes an automatic program under which nonqualified options are automatically granted to the Company's nonemployee directors. If any options terminate or expire without having been exercised in full, the stock underlying such options will again be available for grant under the Plan. In June 2000, shareholders approved an increase in the number of shares that may be issued under the plan from 850,000 to 1,100,000. The Plan expires in 2004.

To the extent that granted options are incentive stock options, the terms and conditions of those options must be consistent with the qualification requirements set forth in Section 422 of the Internal Revenue Code of 1986. The maximum number of shares of common stock that can be granted to any one employee, including officers, during the term of the Plan may not exceed 50% of the shares of common stock covered by the Plan.

The expiration date, maximum number of shares purchasable, and the other provisions of the options are established at the time of grant. Options may be granted for terms of up to ten years and become exercisable in whole or in one or more installments at such time as may be determined by the plan administrator, but the exercise price may not be less than 100% (110% if the option is granted to a stockholder who at the time the option is granted owns stock representing more than ten percent of the total combined voting power of all classes of the Company's stock) of the fair market value of the common stock at the time of the grant.

The following table sets forth the activity under the Plan for each of the years presented:

	December 31, 2001		December 31, 2000		December 31, 1999	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding at beginning of period	725,000	$ 3.68	779,800	$ 4.03	592,400	$ 4.88
Granted	188,000	1.04	179,500	2.72	267,500	2.62
Forfeited	(108,500)	3.49	(81,800)	4.30	(80,100)	4.95
Exercised	--	--	(152,500)	4.00	--	--
Options outstanding at end of period	804,500	$ 3.08	725,000	$ 3.68	779,800	$ 4.03
Options available for grant	143,000		222,500		70,200	
Exercisable at end of period	407,375	$ 4.11	334,125	$ 4.60	384,100	$ 4.83
Weighted average fair value of options granted		$ 0.69		$ 1.80		$ 1.69

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2001	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number Exercisable at December 31, 2001	Weighted-Average Exercise Price
$0.80 - $2.65	516,750	8.4	$ 2.07	147,125	$ 2.59
$2.66 - $4.51	120,000	5.6	$ 3.86	102,500	$ 3.93
$4.52 - $7.00	167,750	3.4	$ 5.65	157,750	$ 5.64
	804,500		$ 3.08	407,375	$ 4.11

The Company has computed, for pro forma disclosure purposes, the value of all options granted during 2001, 2000 and 1999, using the Black-Scholes option pricing model with the following weighted average assumptions:

	Years Ended December 31,		
	2001	2000	1999
Risk free interest rate	5.03%	6.14%	5.23%
Expected dividends	None	None	None
Expected lives in years	5.0	4.9	4.8
Expected volatility	79.0%	78.1%	71.6%

If the Company had accounted for its stock-based compensation plan using a fair value based method of accounting, the Company's net income and earnings per share would have been reported as follows:

	Years Ended December 31,		
	2001	2000	1999
	(in thousands, except per share amounts)		
Net income (loss):			
As reported	$ (1,556)	$ 448	$ 1,240
Pro forma	$ (1,682)	$ 290	$ 1,035
Earnings (loss) per share:			
As reported – basic and diluted	$ (0.37)	$ 0.10	$ 0.29
Pro forma – basic and diluted	$ (0.40)	$ 0.07	$ 0.24

Pursuant to a separation agreement, on February 20, 1998, the Company issued options for 58,750 shares of the Company's common stock at $4.00 per share. The options were exercised in full in the first quarter of 2000.

6. Income Taxes

The Company files a consolidated federal income tax return. The income tax provision (benefit) is comprised of the following:

	2001	2000	1999
		(in thousands)	
Current	$ (839)	$ 463	$ 808
Deferred	(24)	(154)	(90)
	$ (863)	$ 309	$ 718

The Company provides for deferred income taxes resulting from temporary differences between amounts reported for financial accounting and income tax purposes. The components of the net deferred income tax asset at December 31, 2001 and 2000, were as follows:

	2001	2000
	(in thousands)	
Current deferred tax assets:		
Receivable reserves	$ 226	$ 268
UNICAP adjustment	84	84
Other accruals	372	472
Research and development credit	99	197
	781	1,021
Long-term deferred tax assets (liabilities):		
State net operating losses	82	--
Depreciation and amortization differences	(241)	(286)
	(159)	(286)
Net deferred tax asset	$ 622	$ 735

Reconciliation of the federal income tax rate to the Company's effective income tax rate is as follows:

	2001	2000	1999
Federal statutory tax rate	(34.0)%	34.0%	34.0%
State taxes, net	(3.3)	3.3	3.0
Research and development tax credits	(3.1)	(13.9)	(10.0)
Non-deductible expenses and other permanent differences	4.7	17.4	9.7
	(35.7)%	40.8%	36.7%

During 2001, the Company generated approximately $2.4 million in state net operating loss carryforwards. These losses can only be carried forward to offset income in future years.

7. Related Party Transactions

LG Electronics Inc. (LGE), the Company's principal supplier, owned approximately 20.4% of the Company's outstanding common stock at December 31, 2001 and has a designated member on the Company's board of directors. The Company purchased approximately $15.4 million, $20.6 million, and $18.4 million of key telephone systems, commercial grade telephones, and voice mail products from LGE and an affiliate of LGE during 2001, 2000, and 1999, respectively. Management believes that the purchases from LGE and its affiliate approximate terms that would be offered by non-related parties. The Company owed LGE and its affiliate a total of $984,000 and $2,382,000 for product purchases at December 31, 2001 and 2000, respectively. Payment terms are generally 30 days after products are placed on board for shipment. Current balances are non-interest bearing.

The Company conducts joint development activities with LGE for the design and development of hardware incorporated into some of the Company's existing and planned telephone systems and commercial grade telephones. Generally, LGE contributes the ongoing research and development costs for the product hardware and produces the finished goods developed under the alliance, and the Company obtains the right to sell such products throughout North America and the Caribbean.

In July 2001, the Company entered into a development agreement with LGE under which the Company will develop for LGE certain advanced voice messaging technologies. During 2001, the Company recorded revenue of $210,000 for work performed under the development agreement using the percentage of completion method. LGE made cash payments to the Company during 2001 of $150,000 pursuant to the agreement.

8. Supplemental Cash Flow Information

Cash paid for interest and income taxes for the years ended December 31, 2001, 2000, and 1999 was as follows:

	2001	2000	1999
		(in thousands)	
Interest	$ 406	$ 705	$ 676
Income taxes	--	368	677

On June 24, 1999, the Company sold its repair center division's net inventory, property, and other assets with a net book value of $531,000. The buyer paid consideration of $100,000 cash, a note receivable of $200,000 (paid on July 31, 1999) and a note receivable of $195,000 with monthly payments of approximately $16,000 for twelve months commencing August 1, 1999. This note was paid in full, according to the terms, as of December 31, 2000. The Company also incurred liabilities of $50,000 in connection with this transaction, which were paid in the fourth quarter of 1999. The Company recorded a loss of $86,000 in connection with the sale. As part of this transaction, the Company entered into a seven-year repair and refurbishment agreement with the buyer. Under this agreement, the Company appointed the buyer as the exclusive authorized repair center for the Company's products. During 2001, the Repair and refurbishment agreement was cancelled when the buyer filed for bankruptcy and the Company entered into a new agreement with a third-party.

Supplemental schedule of non-cash activities for the sale of the repair center division is as follows:

	1999
	(in thousands)
Carrying amount of net assets sold	$ 531
Notes receivable from buyer	(395)
Loss on sale	(86)
Net cash proceeds from disposition of repair center division	$ 50

9. Summary of Quarterly Results (unaudited): *(in thousands, except per share amounts)*

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2001					
Revenue, net	$ 6,060	$ 9,603	$ 9,664	$ 8,826	$ 34,153
Gross margin	1,152	3,442	3,473	3,103	11,170
Income (loss) before income taxes	(3,291)	258	422	192	(2,419)
Provision (benefit) for income taxes	(1,207)	99	169	76	(863)
Net income (loss)	(2,084)	159	253	116	(1,556)
Diluted earnings (loss) per share	(0.49)	0.04	0.06	0.03	(0.37)
2000					
Revenue, net	$ 9,603	$ 13,158	$ 13,190	$ 11,754	$ 47,705
Gross margin	3,593	4,771	4,895	4,244	17,503
Income (loss) before income taxes	(603)	692	808	(140)	757
Provision for (benefit from) income taxes	(222)	266	311	(46)	309
Net income (loss)	(381)	426	497	(94)	448
Diluted earnings (loss) per share	(0.09)	0.10	0.12	(0.02)	0.10

10. Subsequent Events

On March 4, 2002, the Company, through its wholly owned subsidiary Vodavi Direct, Inc., acquired substantially all of the assets and assumed certain liabilities of DataSpeak Systems, Inc., an Arizona-based dealer of the Company's products. Under the terms of the purchase agreement, the Company paid cash of $624,000 and issued 100,000 shares of restricted common stock.

INDEPENDENT AUDITORS' REPORT ON SCHEDULES

To the Board of Directors and Stockholders of
Vodavi Technology, Inc.
Phoenix, Arizona

We have audited the consolidated financial statements of Vodavi Technology, Inc. and subsidiaries (the "Company") as of December 31, 2001 and for the year then ended, and have issued our report thereon dated February 8, 2002 (March 4, 2002 as to Note 10); such financial statements and report are included elsewhere in this annual report on Form 10-K of Vodavi Technology, Inc. and subsidiaries. Our audit also included the consolidated financial statement schedules for 2001 of Vodavi Technology, Inc. and subsidiaries, listed in item 14. The financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit. In our opinion, such 2001 consolidated financial statement schedules, when considered in relation to the basic 2001 consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP
Phoenix, Arizona
February 8, 2002
(March 4, 2002 as to Note 10)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Vodavi Technology, Inc. and subsidiaries:

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated financial statements of Vodavi Technology, Inc. and Subsidiaries (the Company) as of December 31, 2000 and for each of the two years in the period ended December 31, 2000, included in this Form 10-K, and have issued our report thereon dated February 2, 2001. Our audits were made for the purpose of forming an opinion on those statements taken as a whole. The schedule included at page S-3 is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule, for the two years ended December 31, 2000, has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP
Phoenix, Arizona
February 2, 2001

SCHEDULE II

Valuation and Qualifying Accounts

For the years ended December 31, 2001, 2000, and 1999

In thousands

	2001	2000	1999
Reserves for doubtful accounts and sales returns:			
Balance at beginning of year	$ 1,582	$ 1,239	$ 674
Provision charged to expense	839	628	589
Write-offs	(1,691)	(285)	(24)
Balance at end of year	$ 730	$ 1,582	$ 1,239
Restructuring reserve:			
Balance at beginning of year	$ --	$ --	$ 94
Provision charged to expense	699	--	--
Payments	(415)	--	(94)
Balance at end of year	$ 284	$ --	$ --
Reserves for excess and obsolete inventory:			
Balance at beginning of year	$ 741	$ 433	$ 426
Provision charged to expense	1,027	331	157
Write-offs	(1,147)	(23)	(150)
Balance at end of year	$ 621	$ 741	$ 433

EXHIBIT INDEX

Exhibit Number	Exhibit
3.1	Amended Certificate of Incorporation of the Registrant (l)
3.2	Amended and Restated Bylaws of the Registrant (l)
4.1	Form of Certificate representing shares of Common Stock, par value $.001 per share (1)
10.9	Vodavi Technology, Inc. Second Amended and Restated 1994 Stock Option Plan (4)
10.12	Vodavi Key System Agreement dated April 4, 1994 between GoldStar Telecommunication Co., Ltd., and Vodavi Communication Systems, a division of Executone Information Systems, Inc. (l)
10.13	Vodavi Single Line Telephone Agreement dated April 4,1994 between Srithai GoldStar Co., Ltd., and Vodavi Communication Systems, Inc., a division of Executone Information Systems, Inc. (l)
10.13A	Vodavi Single Line Telephone Agreement Extension dated April 4, 1997 between Vodavi Communications Systems, Inc. and L.G. Srithai Electronics Co., Ltd. (2)
10.15	Assignment and Assumption Agreement dated April 11, 1994 between Executone Information Systems, Inc. and V Technology Acquisition Corp. (l)
10.19	OEM Agreement dated as of June 19, 1995, between Tecom Co., Ltd. and Vodavi Communications Systems, Inc. (3)
10.23	Amended and Restated Credit Agreement dated as of April 11, 1994 between Vodavi Communications Systems, Inc. and General Electric Capital Corporation, as Amended and Restated as of June 11, 1997 (2)
10.24	First Amendment to Stock Pledge and Security Agreement dated as of June 11, 1997, between Vodavi Technology, Inc. and General Electric Capital Corporation (2)
10.25	Security Agreement dated as of June 11, 1997 between Enhanced Systems, Inc. and General Electric Capital Corporation (2)
10.28	Trademark Security Agreement, dated as of June 11, 1997, by and between Vodavi Communications Systems, Inc. and General Electric Capital Corporation (2)
10.29	Trademark Security Agreement dated as of June 11, 1997, by and between Enhanced Systems, Inc. and General Electric Capital Corporation (2)
10.35	Repair and Refurbishment Agreement dated June 24, 1999, between Vodavi Communication Systems, Inc. and Aztec International LLC (5)
10.36	License Agreement dated May 17, 1999, between Santa Barbara Connected Systems Corporation and Vodavi Technology, Inc. (5)
10.37	Object Code Software License Agreement dated May 24, 1999, between D2 Technologies, Inc. and Vodavi Technology, Inc. (5)
10.39	Fourth Amendment to Credit Agreement between Vodavi Communications Systems, Inc. and General Electric Capital Corporation (6)
10.40	Employment Agreement dated October 1, 1999, between William J. Hinz and Vodavi Technology, Inc. (7)
10.41	Employment Agreement dated October 1, 1999, between Gregory K. Roeper and Vodavi Technology, Inc. (7)
10.42	Second Amendment to Amended and Restated Credit Agreement dated October 31, 1999, between Vodavi Communications Systems, Inc. and General Electric Capital Corporation (7)
10.43	Third Amendment to Amended and Restated Credit Agreement dated October 9, 2000, between Vodavi Communications Systems, Inc. and General Electric Capital Corporation (8)
10.44	Waiver and Amendment of Credit Agreement dated May 11, 2001, between Vodavi Communications Systems, Inc. and General Electric Capital Corporation (9)
10.47	Sublease Agreement dated August 8, 2001, between Vodavi Communications Systems, Inc. and SpeedFam-IPEC, Inc. (10)
10.48	Employment Agreement, effective October 1, 2001, between Gregory K. Roeper and Vodavi Technology, Inc.
21	List of Subsidiaries
23.1	Consent of Deloitte and Touche LLP
23.2	Consent of Arthur Andersen LLP

---

(1) Incorporated by reference to Registration Statement on Form S-1 (No. 33-95926) and amendments thereto which became effective on October 6, 1995.
(2) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, as filed on August 11, 1997.
(3) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as filed on April 1, 1996.
(4) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as filed on March 31, 1998 and as amended on Form 10-K/A filed on April 30, 1998.
(5) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, as filed on August 16, 1999.
(6) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, as filed on November 12, 1999.
(7) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as filed on March 27, 2000.
(8) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, as filed on November 14, 2000.
(9) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, as filed on May 15, 2001.
(10) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, as filed on November 13, 2001.

EXHIBIT 21

LIST OF SUBSIDIARIES

Name	State of Incorporation
Vodavi Communications Systems, Inc.	Arizona
Vodavi–CT, Inc.(1)	Arizona
Vodavi Direct, Inc.(1)	Arizona

(1) Vodavi-CT, Inc. and Vodavi Direct, Inc. are wholly owned subsidiaries of Vodavi Communications Systems, Inc.

EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-08437 of Vodavi Technology, Inc. and subsidiaries on Form S-8 of our report dated February 8, 2002 (March 4, 2002 as to Note 10), appearing in this Annual Report on Form 10-K of Vodavi Technology, Inc. and subsidiaries for the year ended December 31, 2001.

DELOITTE & TOUCHE LLP
Phoenix, Arizona
March 26, 2002

EXHIBIT 23.2

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report included in this Form 10-K into the Company's previously filed Registration Statement on Form S-8, No. 333-08437.

ARTHUR ANDERSEN LLP
Phoenix, Arizona
March 26, 2002

Notes

CORPORATE PROFILE

Vodavi was founded in 1983 with the vision that the convergence of voice, data and video would become integral to effective business communications. Our name Vodavi, therefore, is an acronym symbolizing this convergence. Throughout the years, Vodavi has focused on making that vision a reality by bringing the best of these technologies, practically and affordably to small- to medium-sized enterprises.

REVOLUTIONIZING THE WAY OUR CUSTOMERS COMMUNICATE

For 19 years, Vodavi has been designing, manufacturing and supporting an extensive line of hardware and software products to meet our customers' evolving telecommunications needs. The result is a full family of solutions ranging from affordable digital communications systems to in-building wireless, voice processing/unified messaging, commercial grade telephones, Internet telephony and computer telephony.

Vodavi primarily serves the needs of businesses with less than 200 employees, which is the fastest growing business sector, and comprises over 90% of U.S. businesses. By focusing on this market segment, Vodavi is able to deliver targeted applications that meet quality, reliability, flexibility and budgetary requirements.

Our dedication to providing superior products and outstanding customer service has garnered Vodavi numerous product achievement awards and allowed Vodavi to solidify its position as one of the top ten suppliers of key telephone systems in the U.S. In fact, the Company currently holds approximately 5% market share in the key telephone system market, which represents an industry total of over 221,000 systems per year. This ranks Vodavi as the number eight manufacturer of key telephone systems in the industry.[1]

MEETING THE DEMANDS OF A NEW CENTURY

A virtual transformation within the telecommunications industry is upon us. The Internet is changing the way businesses communicate, service and support their customers. Organizations need to be networked and interconnected. Vodavi is bringing solutions to market that meet these needs today, while ensuring their viability into the future.

To support the intricacies of integration and networking, we leverage our core competencies, while maximizing our ability to establish mutually beneficial strategic partnerships with world-class companies which currently include:

- ▲ LG Electronics, Inc.
- ▲ Intel/Dialogic
- ▲ Sension
- ▲ ScanSoft
- ▲ TriVium Systems, Inc.

As the market for next generation telephony solutions unfolds, Vodavi is ready to meet our customers' changing needs.

[1] Source, Eastern Management Group, 2001 Key Telephone System Market Share Report.

CORPORATE HIGHLIGHTS

2001 A leading provider of small- to medium-sized business communications solutions, the Company unveils several highly anticipated new products. Most excitedly, the Company successfully launches an eXpandable Telephone System with a stackable architecture concept. This award-winning product provides business customers with a system that preserves capital investment by adding to their system rather than replacing it as business needs adjust. Dealers also benefit because this single system meets the majority of their customer needs and also contains enhancements that provide operational efficiencies as well as faster installation and maintenance. The Company also adds next generation Networking capability to its core line of telecommunications systems. For smaller businesses wanting access to the same communications efficiencies as larger organizations, yet at a more economical price, the Company adds to its portfolio an entry-level 4-port analog voice mail system, extends its ACD product line with a real-time ACD reporting software package and debuts a first-party call control software solution that lets PC users integrate their telephone with popular contact management software for outbound dialing and visual screen pops. The Company also focuses on continued development of Internet Telephony-related products, including the unveiling of a new integrated VoIP card and a non-proprietary VoIP gateway that allows customers to extend the value of their Vodavi phone systems and cash-in on the advantages of reduced toll charges. Understanding the importance of migrating to a next generation IP Telephony switch, the Company aggressively pursues this effort for a new IP-based product to be released in 2002.

2000 Taking digital telephony to a new level, the Company enhances its Digital System Platform with Emergency 911 Alert, ISDN compatibility and a host of new user productivity features. New award-winning products are brought to market including a new interactive Large Screen display phone, a larger digital hybrid system supporting 144 station plus a T1, and a single line Caller ID business telephone. The Company also continues providing leading-edge CTI solutions with new upgraded versions of PC Phone and Discovery ACD.

1999 Continuing on the development of application-specific product solutions, the Company's product development efforts result in a number of successful product introductions. Most notably, digitally integrated voice mail capabilities are added to the digital communications systems, offering powerful capabilities on an efficient, cost-effective platform. Call centers continue to be a focus of the Company's efforts with the introduction of a Windows-based ACD reporting and management tool. A digitally integrated wireless handset is introduced to provide an affordable in-building wireless solution for mobile workers. In addition, the Company introduces its Internet Telephony Gateway, which provides an effective method of networking branch office communication systems together via the Internet to take advantage of the cost-savings resulting from toll-bypass. Speech recognition as well as Web-based IVR application capabilities are added to the Company's IVR product offering.

1998 As the product lines become more sophisticated, the company launches an aggressive distribution channel endeavor with the introduction of a new digital system platform. Leveraging the breadth of the established supply-house distribution channel, authorized dealers which meet the Company's profile and requirements are selected to resell the product. Call Center applications become the core of the Company's development efforts. Powerful IVR applications are deployed at dozens of high profile customer sites. Internet messaging, Internet networking and unified messaging applications are added to the Company's NT-based voice mail system.

1997 As a pioneer in NT-based high-end voice processing systems, the Company expands distribution of their NT-based voice processing system to Europe. A new award-winning, Windows-based small voice mail platform is launched and marketed in both dealer and distribution channels.Vodavi introduces their powerful and sophisticated new digital communications system to the dealer-direct distribution channel, which expands telephone system size to over 350 ports. The new system established a dynamic new platform to integrate sophisticated CTI applications, ISDN and T-1 networking and automatic call distribution functionality.

1996 The company expands their call processing offerings with the introduction of a PC-based call center reporting package. In addition, expanded T-1 networking and CTI applications are added to the digital communication systems platforms.

1995 Vodavi focuses on building a new direct dealer distribution channel. An early entrant in the computer telephony integration (CTI) market, the Company introduces PC Phone for Windows, an affordable CTI solution for small businesses. The product line is expanded with the addition of a low-cost, small, digital hybrid telecommunications system. Vodavi becomes publicly owned and concurrently acquires Enhanced Systems, Inc., of Norcross, GA, a leading developer of voice and call processing applications, IVR systems and computer telephony solutions.

1994 The Vodavi Communications Systems division was purchased from Executone Information Systems, Inc.[1]

[1]The predecessor company, Vodavi Technology Corporation, was founded in 1983 and was one of three companies merged to form Executone Information Systems, Inc. Prior to 1994, Vodavi products had been sold under the Company's STARPLUS and *infinite* brand names, as well as being sold under OEM contracts to several of the industry's leaders at the time, including North Supply, Telcom Plus, Siemens, Pacific Telesis (PacTel), CTG and Contel Executone.

VODAVI TECHNOLOGY, INC.

Board of Directors

WILLIAM J. HINZ
Chairman Of The Board

GREGORY K. ROEPER
President,
Chief Executive Officer

KYEONG - WOO LEE
Vice President,
LG InfoComm USA, Inc.

STEPHEN A McCONNELL
Principal,
Solano Ventures

EMMETT E. MITCHELL
Executive Vice President
MS Howells & Co.

JACK A. HENRY
Principal,
Sierra Blanca Ventures, LLC

FREDERICK M. PAKIS
Principal,
Clarendon Capital Management, LLC

Officers

GREGORY K. ROEPER
President,
Chief Executive Officer

DAVID A. HUSBAND
Vice President,
Chief Financial Officer,
Treasurer & Secretary

STEPHEN L. BORCICH
Vice President of Sales & Marketing

KENT A. BURGESS
Vice President of Operations

STEVEN R. FRANCIS
Vice President of Direct Sales

Corporate Headquarters

VODAVI TECHNOLOGY, INC.
4717 East Hilton Avenue / Suite 400
Phoenix, Arizona 85034
Phone: 480-443-6000
Fax: 480-483-0144
www.vodavi.com

Independent Public Accountants

DELOITTE & TOUCHE, LLP
2901 North Central Avenue / Suite 1200
Phoenix, Arizona 85012-2799

Legal Counsel

GREENBERG TRAURIG, LLP
2375 East Camelback Road / Suite 700
Phoenix, Arizona 85016

Transfer Agent

COMPUTERSHARE
TRUST COMPANY
350 Indiana Street / Suite 800
Golden, Colorado 80401

The annual meeting of the Company will be held at 9am on July 15, 2002 at the Company's headquarters.

VODAVI

OUR MISSION

to manage and support quality

telecommunications products

and services that meet the demands

of changing markets, achieve

[illegible]

[illegible] employee

and customer satisfaction

VODAVI

www.vodavi.com

NASDAQ Symbol: VTEK

4717 East Hilton Avenue • Suite 400 • Phoenix, Arizona 85034 • Tel 480-443-6000 • Fax 480-[illegible]